     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 2004



                                                     REGISTRATION NO. 333-114044


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                               EDGAR ONLINE, INC.
             (Exact name of Registrant as specified in its charter)

                          DELAWARE                                                    06-1447017
              (State or Other Jurisdiction of                                      (I.R.S. Employer
               Incorporation or Organization)                                    Identification No.)

                              50 WASHINGTON STREET
                               NORWALK, CT 06854
                                 (203) 852-5666
  (Address, including zip code, and telephone number, including area code, of
                        Registrant's executive offices)
                             ---------------------
                                SUSAN STRAUSBERG
                            CHIEF EXECUTIVE OFFICER
                              50 WASHINGTON STREET
                               NORWALK, CT 06854
                                 (203) 852-5666
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                 MITCHELL C. LITTMAN, ESQ.                                    JOEL J. GOLDSCHMIDT, ESQ.
                   ADRIAN I. KUZYCZ, ESQ.                                 MORSE, ZELNICK, ROSE & LANDER LLP
                     LITTMAN KROOKS LLP                                      405 PARK AVENUE, SUITE 1401
                      655 THIRD AVENUE                                            NEW YORK, NY 10022
                     NEW YORK, NY 10017                                             (212) 838-8269
                       (212) 490-2020                                          (212) 838-9190 FACSIMILE
                  (212) 490-2990 FACSIMILE


                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]
    If the registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                                          PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                 AMOUNT TO BE       PROPOSED MAXIMUM    AGGREGATE OFFERING       AMOUNT OF
         SECURITIES TO BE REGISTERED               REGISTERED       OFFERING PRICE(2)         PRICE(2)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common stock included in the units(1)........       5,750,000             $1.37             $ 7,877,500            $ 998.08
---------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase common stock included in
  the units(1)...............................       2,875,000                --                     --                  --
---------------------------------------------------------------------------------------------------------------------------------
Common stock underlying the warrants included
  in the units(1)(3).........................       2,875,000             $2.06             $ 5,922,500            $ 750.38
---------------------------------------------------------------------------------------------------------------------------------
Representative's warrants(4).................       250,000                  --                     --                  --
---------------------------------------------------------------------------------------------------------------------------------
Common stock included in the units underlying
  the representative's warrants(3)...........       500,000               $1.64              $  820,000            $ 103.89
---------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase common stock included in
  units issuable upon exercise of the
  representative's warrants..................       250,000                  --                     --                  --
---------------------------------------------------------------------------------------------------------------------------------
Common stock underlying the warrants to
  purchase common stock included in units
  issuable upon exercise of the
  representative's warrants(3)...............       250,000               $2.06              $  515,000           $   65.25
---------------------------------------------------------------------------------------------------------------------------------
Total........................................      12,750,000                --             $15,135,000           $1,917.60(5)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


                                                    (See footnotes on next page)
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

(1) Includes 375,000 units issuable upon exercise of underwriters' over-allotment option. Of the 750,000 shares of common stock included in these units, the first 300,000 shares are being offered by the selling stockholder identified in this prospectus.


(2) Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of our common stock as reported on the Nasdaq National Market on March 24, 2004. Includes units issuable upon exercise of underwriters' over-allotment option.

(3) Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the antidilution provisions of the warrants.

(4) In connection with the sale of the units, we will issue to the representative of the underwriters warrants to purchase up to 250,000 units. No registration fee is required pursuant to Rule 457(g) of the Securities Act.


(5) This amount was previously paid.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  (SUBJECT TO COMPLETION) DATED APRIL 22, 2004


PROSPECTUS

                              [EDGAR ONLINE LOGO]

                                2,500,000 UNITS
             EACH UNIT CONSISTING OF TWO SHARES OF COMMON STOCK AND
          ONE REDEEMABLE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

     This is a public offering on a firm commitment basis of 2,500,000 units, each unit consisting of two shares of common stock and one warrant entitling its
holder to purchase one share of common stock at an exercise price of $     [150%
of the closing price of our common stock on the effective date of this offering]. The warrants are exercisable at any time after the effective date of
this offering until           , 2009. Beginning           , 2004 [six months
from the effective date of this offering], we may redeem some or all of the warrants at a price of $0.25 per warrant, by giving not less than 30 days' notice to the holders of the warrants, which we may do after the closing price for our stock on the principal exchange on which the stock trades, equals or
exceeds $     [200% of the closing price of our common stock on the effective date of this offering] for any five consecutive trading days. The common stock and the warrants will trade separately immediately. The units will not trade.

     The offering price of the units will be $     per unit.


     Our common stock is currently traded on the Nasdaq National Market under the symbol "EDGR." On April 21, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $1.33 per share. We are applying to the Nasdaq to list the warrants on the Nasdaq National Market under the symbol "EDGRW."


     INVESTING IN THESE UNITS INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT RISKS YOU SHOULD CONSIDER BEFORE BUYING THESE UNITS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER UNIT      TOTAL
                                                              ---------   ----------
Public offering price.......................................   $          $
Underwriting discount.......................................   $          $
Proceeds to us, before expenses.............................   $          $


     In connection with the sale of the units, we will issue to Paulson Investment Company, Inc., the representative of the underwriters of this offering, a warrant to purchase up to 250,000 units identical to the units offered by this prospectus.



     We have also granted the representative a 45-day option to purchase up to an additional 375,000 units to cover over-allotments. Of the 750,000 shares of common stock included in these units, the first 300,000 shares are being offered by the selling stockholder identified in this prospectus. We will not receive any proceeds from the sale of the shares of common stock sold by the selling stockholder.


                        PAULSON INVESTMENT COMPANY, INC.

               The date of this Prospectus is             , 2004

                               INSIDE FRONT COVER


     The artwork in this inside front cover of our prospectus includes detailed screenshots of selected services included in our premier product, EDGAR Online Pro. Specifically, from top left to bottom right, we have included page views of our Advanced Search Options Screen, Company Profile Screen, Ownership Results Screen, Standardized Financials Screen and IPO Summary Data Screen.


                               ------------------


     All references in this prospectus to EDGAR Online, Inc., "we," "us," or "our" refer to EDGAR Online, Inc. and its subsidiaries, unless the context otherwise indicates.


     "EDGAR" is a federally registered trademark of the Securities and Exchange Commission (SEC). The SEC has granted us a non-exclusive, royalty-free license to use the name EDGAR in our trademarks, services marks and corporate name through 2009. Our business is neither approved by nor affiliated with the SEC.

     Our web address is www.edgaronline.com. Information contained on our website is not part of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements.

                               EDGAR ONLINE, INC.

OVERVIEW

     We are a financial and business information company specializing in providing information contained in SEC filings in an easy-to-use, searchable and functional format. By using our products and services, customers can quickly view and analyze a public company's business, financial and ownership history. Our customers include financial institutions, investment funds, asset managers, market data professionals, accounting firms, law firms, corporations and individual investors. Our services are available through subscriptions and license agreements.

     Our current products and services include the following:

          Subscription Services. Our subscription services include our premier product, EDGAR Online Pro; our mid-tiered product, EDGAR Online Access; and our free product, FreeEDGAR. Subscribers to our services include Moody's Investors Service, UBS Warburg and Bank of America.

          Digital Data Feeds. Through EDGAR Online Explorer, we license services that integrate our products into our customers' existing applications. We provide one or more of our digital feeds to companies such as Dun & Bradstreet, Reuters, Standard & Poor's, and Yahoo! Finance.

          Other Services. We provide technical and consulting services for the Nasdaq stock market, as well as ancillary advertising and e-commerce services to various websites.

     Although we continue to incur operating losses, we have been cash flow positive on an operating basis in each of the last three years. In addition, our subscription base, average price per subscription and subscription revenues have grown, respectively, from 23,500, $144 and $3.4 million in 2001 to 27,000, $220 and $6.0 million in 2003.

GROWTH STRATEGY

     Our objective is to grow our business while strengthening and maintaining our position as a leading provider of business and financial information. Our primary strategies to accomplish this goal include the following:

          Increase sales to new and existing customers. We intend to increase sales to new and existing customers by enhancing our sales and marketing efforts, including marketing our services more aggressively to new target audiences and continuing to migrate lower and mid-tiered subscribers to our premium services.

          Develop new products and services. We intend to enhance the content and functionality of our products and services, develop and add new tools and features, integrate new technologies into our products and services and enhance our proprietary technology with new applications such as the new eXtensible Business Reporting Language (XBRL) data standard.

          Expand existing alliances and develop new strategic partnerships. We intend to leverage and expand our existing alliances and to establish new alliances with organizations that offer complementary technologies, products and services. For instance, we are a founding member of the XBRL consortium, which is developing data tags to normalize financial reporting by public and private companies. As a direct result of our participation in this project, we have worked with Microsoft Corp. to build analytical capabilities within Microsoft Office 2003 with the XBRL Tool for Microsoft Office. This tool will provide the user with the ability to seamlessly retrieve a digital feed of financial information on over 12,000 public companies and integrate it into a Microsoft Excel 2003 spreadsheet. We have also been selected by Unisys Corporation, along with Microsoft, PricewaterhouseCoopers and several other firms, to create a new business process that will consolidate the collection, editing and access of quarterly bank call reports into a central data repository, accessible by banking regulators, financial institutions and the public.

          Pursue Strategic Acquisitions. We will seek acquisitions that will enable us to offer additional services, enhance our selling and marketing efforts, improve technology and gain access to complimentary services or information.

CORPORATE INFORMATION

     We are a Delaware corporation formed in November 1995. Our executive offices are located at 50 Washington Street, Norwalk, Connecticut 06854 and our telephone number is (203) 852-5666.

                                  THE OFFERING

Securities offered............   2,500,000 units, each consisting of two shares
                                 of common stock and one warrant to purchase one share of common stock. The common stock and the warrants will trade separately immediately following the effective date of this prospectus.

Shares of common stock to be
outstanding after this
offering......................   21,992,290(1)

Warrants:

  Number to be outstanding
after this
     offering.................   2,500,000(2)

  Exercise terms..............   Each warrant is exercisable after the effective
                                 date of this offering until           , 2009.
                                 Each warrant entitles its holder to purchase one share of common stock at an exercise price equal to 150% of the closing price for our common stock, as reported on the principal exchange on which the stock trades, on the effective date of this offering.

  Expiration date.............             , 2009

  Redemption..................   Beginning           , 2004, six months from the
                                 effective date of this offering, we may redeem some or all of the warrants, at a price of $0.25 per warrant, on 30 days notice to the holders. However, we may only redeem the warrants if the closing price for our common stock, as reported on the principal exchange on which the stock trades, for any five consecutive trading days has equaled or exceeded 200% of the closing price of the common stock on the effective date of this offering.

Symbols:......................   Common Stock ...... EDGR
                                 Warrants ........... EDGRW (proposed)

Risk factors..................   Please refer to "Risk Factors" for a
                                 description of the risk factors you should consider.

---------------

(1) Unless otherwise stated, the information contained in this prospectus assumes no exercise of:

      - the warrants included in the units;

      - the over-allotment option to purchase up to 375,000 units;

      - warrants to purchase 250,000 units granted to the representative in connection with this offering; and


      - 2,731,160 options and 721,399 warrants outstanding on the date of this offering.



(2) Does not include 721,399 warrants outstanding on the date of this offering.

                         SUMMARY FINANCIAL INFORMATION

                                                                YEAR ENDED DECEMBER 31
                                                       ----------------------------------------
                                                          2001           2002          2003
                                                       -----------   ------------   -----------
STATEMENT OF OPERATIONS DATA:
Seat-based subscriptions.............................  $ 3,387,290   $  5,147,808   $ 5,953,367
Data sales...........................................    5,415,893      5,380,249     4,832,798
Technical services...................................    6,782,365      4,287,287     2,805,422
Advertising and e-commerce...........................    1,467,338      1,355,490       727,555
                                                       -----------   ------------   -----------
Total revenues.......................................   17,052,886     16,170,834    14,319,142
Cost of revenues.....................................    4,448,968      2,632,192     1,978,870
                                                       -----------   ------------   -----------
Gross profit.........................................   12,603,918     13,538,642    12,340,272
Operating expenses:
Selling, general and administrative and
  development........................................   12,964,558     12,315,113    11,086,723
Restructuring and severance charges..................      995,482       (182,428)      783,600
Amortization and depreciation........................    4,767,121      2,880,067     2,503,046
                                                       -----------   ------------   -----------
Loss from operations.................................   (6,123,243)    (1,474,110)   (2,033,097)
Interest income (expense) and other, net.............     (665,068)      (251,266)     (133,691)
                                                       -----------   ------------   -----------
Loss before cumulative effect of change in accounting
  principle..........................................   (6,788,311)    (1,725,376)   (2,166,788)
Cumulative effect of change in accounting
  principle..........................................           --     (9,316,884)           --
                                                       -----------   ------------   -----------
Net loss.............................................  $(6,788,311)  $(11,042,260)  $(2,166,788)
                                                       ===========   ============   ===========
Loss before cumulative effect of change in accounting
  principle per share -- basic and diluted...........  $     (0.46)  $      (0.10)  $     (0.13)
Cumulative effect of change in accounting principle
  per share -- basic and diluted.....................        (0.00)         (0.55)        (0.00)
                                                       -----------   ------------   -----------
Net loss per share -- basic and diluted..............  $     (0.46)  $      (0.65)  $     (0.13)
                                                       ===========   ============   ===========
Weighted average shares outstanding -- basic and
  diluted............................................   14,911,903     16,932,595    16,976,170
                                                       ===========   ============   ===========


                                                          DECEMBER 31,
                             -----------------------------------------------------------------------
                                                                                           2003
                                                                           2003         PRO FORMA,
                                2001          2002          2003       PRO FORMA(1)   AS ADJUSTED(2)
                             -----------   -----------   -----------   ------------   --------------
BALANCE SHEET DATA:
Cash and cash
  equivalents..............  $ 3,460,515   $ 5,549,934   $ 3,859,859   $ 1,959,859     $ 7,159,859
Working capital............  $    46,388   $ 2,457,545   $   702,289   $   702,289     $ 5,902,289
Total assets...............  $33,485,831   $23,218,692   $19,145,211   $17,245,211     $22,445,211
Long-term debt.............  $ 3,800,000   $ 1,878,394   $        --   $        --     $        --
Stockholders' equity.......  $23,960,410   $16,369,994   $14,015,115   $14,015,115     $19,215,115


---------------

(1) Pro forma data takes into account the repayment of $1,900,000 of short-term debt, which occurred in the first quarter of 2004.


(2) Pro forma as adjusted for this offering also takes into account and assumes the receipt of $5,200,000 of estimated net proceeds from this offering (which does not include net proceeds from the exercise of the over-allotment option).

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase any units.

                         RISKS RELATED TO OUR BUSINESS

  WE HAVE A HISTORY OF LOSSES AND WE EXPECT TO INCUR LOSES FOR THE FORESEEABLE FUTURE. IF WE ARE UNABLE TO ACHIEVE PROFITABILITY, OUR BUSINESS WILL SUFFER AND OUR STOCK PRICE IS LIKELY TO DECLINE.

     We have never operated at a profit and we anticipate incurring a loss in 2004, and may incur additional losses in 2005. At December 31, 2003, we had an accumulated deficit of $44.1 million. As a result, we will need to increase our revenues significantly to achieve and sustain profitability. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, we may incur further losses in the future. We cannot assure you that we will be able to achieve or sustain profitability.

  OUR REVENUES HAVE BEEN DECREASING. IF WE FAIL TO INCREASE REVENUES, WE WILL NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     Our revenues decreased from approximately $17.1 million in 2001, to approximately $16.2 million in 2002 to approximately $14.3 million in 2003. We do not anticipate any significant revenue increase in 2004. To achieve profitability, we will need to increase revenues substantially through implementation of our growth strategy and/or reduce expenses significantly. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future.

  WE HAVE RECORDED IMPAIRMENT CHARGES IN CONNECTION WITH PRIOR ACQUISITIONS AND MAY RECORD FURTHER IMPAIRMENT CHARGES IN THE FUTURE, WHICH COULD FURTHER DELAY OUR PROFITABILITY.

     Our losses in the last three years are due, in part, to impairment charges relating to acquisitions we made in 1999 and 2000. Over the last four years, we have written down an aggregate of $15.5 million of goodwill and intangible assets relating to these acquisitions. We are required to test goodwill annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Annual reviews may result in future periodic impairments that could have a material adverse effect on the results of operations in the period recognized.

  WE HAVE LIMITED WORKING CAPITAL WHICH MAY RESTRICT THE RATE OF OUR REVENUE GROWTH.

     At December 31, 2003, we had working capital of approximately $702,000. We use working capital to increase our sales and marketing efforts, to develop new or enhance existing services, to respond to competitive pressures and to fund potential acquisitions and expansion. If our working capital becomes depleted, our ability to fund expansion, take advantage of unanticipated opportunities, increase our sale force, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, which could harm our revenue growth.

  NASDAQ ACCOUNTS FOR A SIGNIFICANT PERCENTAGE OF OUR TOTAL REVENUE. HOWEVER, OUR NASDAQ RELATED REVENUE HAS BEEN DECREASING OVER THE LAST FEW YEARS AND WE EXPECT THAT THIS TREND WILL CONTINUE.

     A significant portion of our total revenues over the last two fiscal years has been attributable to the numerous work orders that we have performed under our agreements with Nasdaq. Sales to Nasdaq accounted for 28% and 34% of our total revenue during the years ended December 31, 2003 and 2002, respectively, and 21% and 33% of our revenue for the fourth quarters ended December 31, 2003 and 2002, respectively. We expect that Nasdaq will continue to be a significant customer, but that revenues from Nasdaq will continue to decline. The loss of a significant customer such as Nasdaq would have a material adverse effect on our attempt to achieve profitability.

  IF WE CANNOT GENERATE NEW SUBSCRIBERS, WE MAY NOT ACHIEVE PROFITABILITY.

     To increase our revenues and achieve profitability, we must increase our subscriber base significantly. We generate most of our leads for new subscribers from our website and through our content distribution relationships from such websites as Yahoo! and Terra Lycos. These leads must be converted into subscriptions for one or more of our products and services at a rate higher than what we have been able to achieve so far. If we fail to do so, we may not achieve profitability.

  THE TIMELINESS OF ACCEPTANCE OF XBRL IS UNCERTAIN AND ITS FAILURE TO GROW COULD ADVERSELY AFFECT THE GROWTH OF OUR BUSINESS.

     We believe our future growth depends, in part, on the adoption of the new XBRL standard. In particular, we believe that our association with the XBRL Tool For Microsoft Office will provide us with a new source of subscribers. The beta version for the XBRL Tool For Microsoft Office is expected to be released late in the second quarter of 2004. Since the XBRL Tool For Microsoft Office is based on a new reporting language data standard, it is difficult to predict the demand, timing and rate of market adoption of this standard. As a result, our business and prospects could be affected if XBRL is not quickly and widely adopted.

  OUR FUTURE SUCCESS DEPENDS, IN PART, ON FURTHER DEVELOPING OUR RELATIONSHIP WITH MICROSOFT AND UNISYS. FAILURE TO DO SO WILL IMPAIR OUR ABILITY TO GROW AND BECOME PROFITABLE.

     In November 2003, we reached a non-binding Memorandum of Understanding with Microsoft Corp. under which we will provide public company data for the Microsoft Office 2003 XBRL Tool For Microsoft Office. We do not, however, have a binding, long-term or exclusive contract with Microsoft. We cannot assure you that this relationship will be successful or that it will extend beyond its initial term. Additionally, in June 2003, we entered into a one-year renewable agreement with Unisys to provide services in conjunction with a project to consolidate the collection, editing and access of quarterly bank call reports into a central data repository, accessible by banking regulators, financial institutions and the public. The first reports are expected to be filed under the new system in the fourth quarter of 2004. If either of these relationships are terminated or changed significantly, we may not be able to increase our revenues and achieve profitability in the short-term.

  THE INDUSTRY IN WHICH WE OPERATE IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY. INCREASED COMPETITION WOULD MAKE PROFITABILITY EVEN MORE DIFFICULT TO ACHIEVE.

     We compete with many providers of business and financial information including Bloomberg, Capital IQ, Dun & Bradstreet, Global Securities Information, Reuters, Standard & Poor's, Thomson Financial, 10-K Wizard, MSN and Yahoo! Our industry is characterized by low barriers to entry, rapidly changing technology, evolving industry standards, frequent new product and service introductions and changing customer demands. Many of our existing competitors have longer operating histories, name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Current competitors or new market entrants could introduce products with features that may render our products and services obsolete or uncompetitive. To be competitive and to serve our customers effectively, we must respond on a timely and cost-efficient basis to changes in technology, industry standards and customer preferences. The cost to modify our products, services or infrastructure in order to adapt to these changes could be substantial and we cannot assure you that we will have the financial resources to fund these expenses. Increased competition could result in reduced operating margins, as well as a loss of market share and brand recognition. If these events occur, they could have a material adverse effect on our revenue.

  FUTURE ENHANCEMENTS TO THE SEC'S EDGAR SYSTEM MAY ERODE DEMAND FOR OUR SERVICES AND OUR REVENUES MAY SUFFER AS A RESULT.

     Our future success will depend on our ability to continue to provide value-added services that distinguish our products from the type of EDGAR-information available from the SEC on its website. The SEC currently provides free access on its website to raw EDGAR filings on a real-time basis. If the SEC were to make other changes to its website such as providing value-added services comparable to those provided by us, our results of operations and financial condition would be materially and adversely affected. Additionally, if the SEC were to enhance or upgrade services available on its website or the EDGAR filing system, we would need to tailor our products and services to be compatible with these new architectures or technologies, which would increase costs. If we are unable to do this, there may be a reduction in demand for our products and services and our revenues may suffer as a result.

  OUR BUSINESS COULD BE ADVERSELY AFFECTED BY ANY ADVERSE ECONOMIC DEVELOPMENTS IN THE FINANCIAL SERVICES INDUSTRY AND/OR THE ECONOMY IN GENERAL.

     We depend on the continued demand for the distribution of business and financial information. Therefore, our business is susceptible to downturns in the financial services industry and the economy in general. Our 2003 results of operations reflect, in part, the effects of the slowdown in our markets, which have only recently begun to improve. For example, we believe that decreases in the expenditures that corporations and individuals are willing to make to purchase the types of information we provide has resulted in a slower growth in the number of customers purchasing our information services. Any significant downturn in the market or in general economic conditions would likely hurt our business.

  IF WE FAIL TO DEVELOP AND INTRODUCE NEW PRODUCTS AND SERVICES, OUR SALES AND COMPETITIVE POSITION WILL SUFFER.

     Our market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. To be successful, we must continue to enhance our existing services and develop and add new services by introducing products and services embodying new technologies, such as XBRL, to address our customers' changing demands in a timely and cost effective manner. Our business could be adversely affected if we were to incur significant costs without generating related revenues or if we cannot adapt rapidly to these changes. Our business could also be adversely affected if we experience difficulties in introducing new or enhanced services or if these services are not favorably received by users. We may experience technical or other difficulties that could delay or prevent us from introducing new or enhanced services. If we are not successful in developing and marketing enhancements to our existing products and services or our products and services do not incorporate new technology on a timely basis, we may become less competitive and our revenues may suffer as a result.

  FUTURE ACQUISITIONS AND BUSINESS COMBINATIONS THAT WE CONSUMMATE MAY BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DIVERT MANAGEMENT ATTENTION.

     We plan to continue to expand our operations and market presence by making acquisitions and entering into business combinations, investments, joint ventures or other strategic alliances, with other companies. We may have to issue debt or equity securities to pay for future acquisitions, which could be dilutive to our then current stockholders. No specific transactions are pending at the current time and we cannot assure you that we will consummate any transactions in the future. However, these transactions create risks such as:

     - difficulty assimilating the operations, technology and personnel of the combined companies;

     - disrupting our ongoing business;

     - problems retaining key technical and managerial personnel;

     - additional operating losses and expenses of acquired businesses; and

     - impairment of relationships with existing employees, customers and business partners.

     Any of the events described in the foregoing paragraph could have an adverse effect on our business, financial condition and results of operations and could cause the price of our common stock to decline.

  WE DEPEND ON KEY PERSONNEL, THE LOSS OF WHOM COULD THREATEN OUR ABILITY TO OPERATE OUR BUSINESS SUCCESSFULLY.

     Our future success will depend to a significant extent on the continued services of our senior management and other key personnel, particularly Susan Strausberg, our Chief Executive Officer and President, Greg Adams, our Chief Financial Officer and Chief Operating Officer, Marc Strausberg, our Chairman, and Stefan Chopin, our Chief Technology Officer, all of whom are parties to written employment agreements. The loss of the services of any of them, or the services of other key employees, would likely have a material adverse effect on our business. We do not maintain key person life insurance for any of our personnel. Our future success will also depend on our continuing to attract, retain and motivate other highly skilled employees. Competition for qualified personnel in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected. In addition, the employment agreements with our key employees contain covenants that restrict their ability to compete against us or solicit our customers. These restrictive covenants, or some portion of these restrictive covenants, may be deemed to be against public policy and may not be fully enforceable. If these provisions are not enforceable, these employees may be in a position to leave us and work for our competitors or start their own competing businesses.

  WE MAY ENCOUNTER RISKS RELATING TO SECURITY OR OTHER SYSTEM DISRUPTIONS AND FAILURES THAT COULD REDUCE THE ATTRACTIVENESS OF OUR SITES AND THAT COULD HARM OUR BUSINESS.

     Although we have implemented in our products various security mechanisms, our business is vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. For instance, because a portion of our revenue is based on individuals using credit cards to purchase subscriptions over the Internet and a portion from advertisers who seek to encourage people to use the Internet to purchase goods or services, our business could be adversely affected by these break-ins or disruptions. Additionally, our operations depend on our ability to protect systems against damage from fire, earthquakes, power loss, telecommunications failure, and other events beyond our control. Moreover, our websites and business solutions have, in the past, and may in the future, experience slower response times or other problems for a variety of reasons, including hardware and communication line capacity restraints, software failures or during significant increases in traffic when there have been important business or financial news stories and during the seasonal periods of peak SEC filing activity. These strains on our system could cause customer dissatisfaction and could discourage visitors from becoming paying subscribers. Although we have redundant feeds to our facilities, we also depend on the Level I EDGAR feed we purchase in order to provide SEC filings on a real-time basis. Our websites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. These types of occurrences could cause users to perceive our websites and technology solutions as not functioning properly and cause them to use other methods or services of our competitors. Any disruption resulting from these actions may harm our business and may be very expensive to remedy, may not be fully covered by our insurance and could damage our reputation and discourage new and existing users from using our products and services. Any disruptions could increase costs and make profitability even more difficult to achieve.

  IF WE FAIL TO SECURE OR PROTECT OUR PROPRIETARY RIGHTS, COMPETITORS MAY BE ABLE TO USE OUR TECHNOLOGIES, WHICH COULD WEAKEN OUR COMPETITIVE POSITION, REDUCE OUR REVENUE OR INCREASE OUR COSTS.

     Our trademarks and other proprietary rights, principally our proprietary database technology, are essential to our success and our competitive position. We seek to protect our trademarks and other proprietary rights by entering into confidentiality agreements with our employees, consultants and content distribution partners, and attempting to control access to and distribution of our proprietary information. We also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition, and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We have obtained a non-exclusive, royalty-free license from the SEC to use the term EDGAR in our trademarks, service marks and corporate name. We have not, however, relied on a combination of copyright, trade secret and trademark laws in order to protect our proprietary rights.

     Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information. The precautions we take may not prevent this type of misappropriation. In addition, our proprietary rights may not be viable or of value in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. Additionally, third parties could claim that our database technology infringes their proprietary rights. Claims of this sort and any resultant litigation, should it occur, could result in us being liable for damages and could result in our proprietary rights being invalidated. Even if we prevail, litigation could be time-consuming and expensive, and could divert the time and attention of management, any of which could materially adversely affect our business, results of operations and financial condition. Any claims or litigation could also result in limitations on our ability to use our trademarks and other intellectual property unless we enter into license or royalty agreements, which agreements may not be available on commercially reasonable terms, if at all.

  LEGAL UNCERTAINTIES AND GOVERNMENT REGULATION OF THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS.

     Many legal questions relating to the Internet remain unclear and these areas of uncertainty may be resolved in ways that damage our business. It may take years to determine whether and how existing laws governing matters such as intellectual property, privacy, libel and taxation apply to the Internet. In addition, new laws and regulations that apply directly to Internet communications, commerce and advertising are becoming more prevalent. As the use of the Internet grows, there may be calls for further regulation, such as more stringent consumer protection laws.

     These possibilities could affect our business adversely in a number of ways. New regulations could make the Internet less attractive to users, resulting in slower growth in its use and acceptance than is expected. We may be affected indirectly by legislation that fundamentally alters the practicality or cost-effectiveness of utilizing the Internet, including the cost of transmitting over various forms of network architecture, such as telephone networks or cable systems, or the imposition of various forms of taxation on Internet-related activities. Complying with new regulations could result in additional cost to us, which could reduce our profit margins or leave us at risk of potentially costly legal action.

  WE COULD FACE LIABILITY AND OTHER COSTS RELATING TO OUR STORAGE AND USE OF PERSONAL INFORMATION ABOUT OUR USERS.

     Users provide us with personal information, including credit card information that we do not share without the user's consent. Despite this policy and consent, however, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal or credit card information, we could be subject to liability, including claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, and misuses of personal information, such as for unauthorized marketing purposes. New privacy legislation may further increase this type of liability. California, for example, recently passed a privacy law that would apply to a security breach that affects unencrypted, computerized personal information of a California resident. Furthermore, we could incur additional expenses if additional regulations regarding the use of personal information were introduced or if federal or state agencies were to investigate our privacy practices.

                         RISKS RELATED TO THIS OFFERING

  IF WE DO NOT MAINTAIN AN EFFECTIVE REGISTRATION STATEMENT COVERING THE WARRANTS OR COMPLY WITH APPLICABLE STATE SECURITIES LAWS, YOU MAY NOT BE ABLE TO EXERCISE THEM.

     In order for you to be able to exercise the warrants, they must be covered by an effective registration statement and qualify for an exemption under the securities laws of the state in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the offer and sale of the warrants and the common stock underlying these warrants or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

  THE WARRANTS MAY BE REDEEMED ON SHORT NOTICE, WHICH MAY HAVE AN ADVERSE IMPACT ON THEIR PRICE.

     Beginning six months from the effective date of the offering, we may redeem the warrants for $0.25 per warrant on 30 days notice at any time after the closing price for our stock, as reported on its principal trading market, has, for any five consecutive trading days, equaled or exceeded 200% of the closing price of the common stock on the effective date of this offering. If we give notice of redemption, you will be forced to sell or exercise your warrants or accept the redemption price. The notice of redemption could come at a time when, under your personal circumstances, it is not advisable or possible for you to exercise the warrants or a current prospectus or exemption does not exist.

  FUTURE SALES OR THE POTENTIAL FOR SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK AND WARRANTS TO DECLINE AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH SUBSEQUENT EQUITY OFFERINGS.


     Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, in addition to the 21,992,290 shares of common stock actually issued and outstanding, there will be another 7,527,559 shares of common stock reserved for future issuance as follows:


     - up to 2,500,000 shares underlying the warrants;


     - up to 825,000 shares underlying the over-allotment option, including the shares underlying the warrants included in that option;


     - up to 750,000 shares underlying the representative's warrants, including the shares underlying the warrants included in the representative's warrants;


     - up to 2,731,160 shares underlying stock options previously granted, or to be granted, under our stock option plans; and



     - up to 721,399 shares underlying other stock options and warrants that were granted and remained outstanding as of the date of this prospectus.



     The common stock included in the units as well as the common stock underlying the warrants will be freely tradable without restriction. As of the date of this prospectus, we had 16,992,290 shares of common stock outstanding, of which 12,952,636 are freely tradable. The remaining 4,039,654 shares are either held by "affiliates," as defined by the rules and regulations promulgated under the Securities Act of 1933, as amended, or are "restricted securities" as defined in Rule 144 promulgated under the Securities Act of 1933, as amended. The shares held by "affiliates", 2,680,867, can only be sold in compliance with the timing and volume limitations of Rule 144 promulgated under the Securities Act of 1933, as amended. While our executive officers and directors have agreed not to sell any shares of stock for a period of 90 days after this offering without the consent of the representative of the underwriters, the representative may waive that restriction at its sole discretion. The other 1,358,787 restricted shares may be sold without limitation under Rule 144(k).

  WE HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING, AND MAY USE THE PROCEEDS OF THIS OFFERING IN WAYS THAT DO NOT IMPROVE OUR OPERATING RESULTS OR THE MARKET VALUE OF OUR SECURITIES.

     While we have general expectations as to the allocation of the net proceeds of this offering, that allocation may change in response to a variety of unanticipated events, such as differences between our expected and actual revenues from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures.

     We have significant flexibility as to the timing and the use of the proceeds. You will rely on our judgment with only limited information about our specific intentions regarding the use of proceeds. We may spend most of the net proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected.

  THE AUTHORIZATION OF ISSUANCE OF BLANK-CHECK PREFERRED MAY PREVENT OR DISCOURAGE A CHANGE IN OUR MANAGEMENT.

     Our Amended and Restated Certificate of Incorporation authorizes our Board of Directors to issue preferred stock without stockholder approval having terms, conditions, rights, preferences and designations as our Board of Directors may determine. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging a person from acquiring a majority of the outstanding common stock.

  OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH WOULD MAKE TRADING IN OUR STOCK MORE DIFFICULT.

     At various times in the period from February 2003 through May 2003, the closing bid price of our common stock was below $1.00. If the closing bid price of our stock were to drop below $1.00 per share and remain below $1.00 per share for thirty consecutive business days, we would be in violation of the continued listing requirements of The Nasdaq National Market and would risk the delisting of our shares from Nasdaq. Even if the minimum per share bid price of our common stock is maintained, we must also satisfy other listing requirements of the Nasdaq National Market, such as maintaining equity of at least $10 million. If we fail to satisfy any of the maintenance requirements, our common stock could be delisted from the Nasdaq National Market. Although in that event we could apply to list our shares with the Nasdaq SmallCap Market, being delisted from the Nasdaq National Market could adversely affect the liquidity and price of our common stock and make it more difficult for us to raise additional capital on favorable terms, if at all.

  THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE.

     The market price of our common stock has been, and is likely to continue to be, volatile and subject to wide fluctuations. Over the past 52-week period, the highest closing sales price of our common stock has been $2.41 and the lowest closing sales price of our common stock has been $0.71. In recent years, the stock market has experienced significant price and volume fluctuations, which has significantly impacted the market prices of equity securities and viability of many small-cap companies. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. Future market movements may materially and adversely affect the market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "our future success depends," "seek to continue," or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions, regulatory enforcement and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in this "Risk Factors" section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS


     Assuming a price per unit of $2.60, the gross proceeds of this offering will be $6,500,000. After deducting the estimated underwriting discount of $585,000, a non-accountable expense allowance of $195,000, and other estimated offering expenses payable by us of $500,000, the net proceeds to us from this offering will be approximately $5,200,000. If the representative exercises the over-allotment option in full, we estimate the net proceeds to us will be $5,700,000.


     The principal purpose of this offering is to raise a sufficient amount of capital that will allow us to further grow our core business by investing in research and development and increasing our marketing and sales efforts. The table below lists the specific uses of proceeds:


                                                              APPROXIMATE   APPROXIMATE
USE OF CAPITAL                                                  AMOUNT      PERCENTAGE
--------------                                                -----------   -----------
Sales and marketing.........................................  $1,500,000        28.9%
Capital expenditures........................................  $1,050,000        20.2%
Product development.........................................  $  985,000        18.9%
Non-sales personnel expenses................................  $  470,000         9.1%
Miscellaneous working capital...............................  $1,195,000        22.9%
                                                              ----------       -----
  Total.....................................................  $5,200,000       100.0%
                                                              ==========       =====


     Sales and marketing. This amount consists of the costs we expect to incur relating to hiring additional sales and marketing personnel, and expenses relating to attending trade shows and conventions and producing marketing materials.

     Capital expenditures. This amount consists primarily of property, plant and equipment needed to support an increase in business activity.

     Product development. This amount consists primarily of the costs we expect to incur to further upgrade, enhance and improve the functionality of our proprietary products and services.

     Non-sales personnel expense. We expect that additional personnel will be required, primarily in financial, administrative and customer service areas, both to provide adequate support to operations on an ongoing basis and to support growth.


     Miscellaneous working capital. The amount allocated to this category will be used to fund operating losses and to pay for general and administrative costs, such as compensation, rent and travel expenses as well as the cost of acquiring and enhancing our operating, support and management systems. We may also use the portion of the amount currently allocated to working capital and general corporate purposes to reduce our accounts payable. Although we currently have no agreements or commitments to do so, we may also use a portion of the net proceeds to license or acquire new products, technologies or intellectual property or to acquire or invest in businesses complementary to ours. Any proceeds we realize as a result of the representative exercising the over-allotment option will be added to working capital.


     The above information represents our best estimate of our capital requirements based upon the current status of our business. We will retain broad discretion in the allocation of the net proceeds within the categories listed above. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including our rate of revenue growth, cash generated by operations, evolving business needs and the other factors described in "Risk Factors." Pending their use, we intend to invest the net proceeds of this offering in interest bearing, investment grade securities.

     We expect that the net proceeds from this offering, when combined with the proceeds of other financing transactions and revenue generated from operations, will be sufficient to fund our operations and capital requirements for at least 12 months following this offering. We may be required to raise additional capital through the sale of equity or other securities sooner if our operating assumptions change or prove to be inaccurate. We cannot assure you that any financing of this type would be available. In the event of a capital inadequacy, we would be required to limit our growth and the expenditures described above.

                                 CAPITALIZATION


     The table below sets forth our capitalization as of December 31, 2003, on an actual, pro forma and pro forma, as adjusted basis. Pro forma data takes into account the repayment of $1,900,000 of short-term debt, which occurred in the first quarter of 2004. Pro forma as adjusted for this offering also takes into account and assumes the receipt of $5,200,000 of estimated net proceeds from this offering.



                                             DECEMBER 31,                   PRO FORMA,
                                                 2003        PRO FORMA     AS ADJUSTED
                                             ------------   ------------   ------------
Notes payable..............................  $  1,900,000             --             --
                                             ============   ============   ============
Stockholders' equity:
Common stock, $0.01 par value, 30,000,000
  shares authorized, 17,187,365 shares
  issued and 16,992,290 shares outstanding
  at December 31, 2003.....................  $    171,874   $    171,874   $    221,874
Preferred stock, $0.01 par value, 1,000,000
  shares authorized, no shares issued or
  outstanding..............................            --             --             --
Additional paid-in capital.................    58,318,751     58,318,751     63,468,751
Accumulated deficit........................   (44,143,985)   (44,143,985)   (44,143,985)
Treasury stock, at cost....................      (331,525)      (331,525)      (331,525)
                                             ------------   ------------   ------------
  Total stockholders' equity...............    14,015,115     14,015,115     19,215,115
                                             ------------   ------------   ------------
     Total notes payable and stockholders'
       equity..............................    15,915,115     14,015,115     19,215,115
                                             ============   ============   ============
     Total capitalization..................  $ 15,915,115   $ 14,015,115   $ 19,215,115
                                             ============   ============   ============


                        PRICE RANGES OF OUR COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol EDGR. The following table sets forth the high and low closing sales prices of our common stock, as quoted by the Nasdaq National Market.


                                                              HIGH     LOW
                                                              -----   -----
2001
First Quarter...............................................  $3.00   $1.15
Second Quarter..............................................  $3.91   $0.99
Third Quarter...............................................  $3.94   $1.05
Fourth Quarter..............................................  $3.61   $0.93
2002
First Quarter...............................................  $3.49   $2.25
Second Quarter..............................................  $4.00   $1.75
Third Quarter...............................................  $2.00   $1.03
Fourth Quarter..............................................  $2.25   $1.25
2003
First Quarter...............................................  $1.80   $0.85
Second Quarter..............................................  $1.55   $0.71
Third Quarter...............................................  $2.10   $1.08
Fourth Quarter..............................................  $2.41   $1.53
2004
First Quarter...............................................  $1.87   $1.25
Second Quarter (through April 22, 2004).....................  $1.44   $1.29



     According to the records of our transfer agent, there were approximately 100 holders of record of our common stock as of April 16, 2004.



     We have applied to the Nasdaq National Market to list the warrants that comprise the units offered by this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this prospectus. The statement of operations and balance sheet data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2003 are derived from our audited consolidated financial statements. The financial statements for, and as of the end of, each of the years in the three-year period ended December 31, 2003 are included elsewhere in this prospectus. The financial statements for, and as of the end of, each of the years in the four-year period ended December 31, 2002 were audited by KPMG LLP, independent certified public accountants. The KPMG LLP Independent Auditors' Report makes reference to our change in accounting for goodwill and other intangible assets as of January 1, 2002. The financial statements for, and as of the end of, the year ended December 31, 2003 were audited by BDO Seidman, LLP, independent certified public accountants. Historical results are not necessarily indicative of the results to be expected in the future.

                                                   YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------
                               1999           2000          2001           2002          2003
                            -----------   ------------   -----------   ------------   -----------
STATEMENT OF OPERATIONS
  DATA:(1)
Seat-based
  subscriptions...........  $ 1,429,221   $  2,220,074   $ 3,387,290   $  5,147,808   $ 5,953,367
Data sales................    1,114,971      3,385,341     5,415,893      5,380,249     4,832,798
Technical services........           --      1,123,549     6,782,365      4,287,287     2,805,422
Advertising and
  e-commerce..............    2,186,422      3,012,705     1,467,338      1,355,490       727,555
                            -----------   ------------   -----------   ------------   -----------
Revenues..................    4,730,614      9,741,669    17,052,886     16,170,834    14,319,142
Cost of revenues..........    1,489,585      3,021,615     4,448,968      2,632,192     1,978,870
                            -----------   ------------   -----------   ------------   -----------
Gross profit..............    3,241,029      6,720,054    12,603,918     13,538,642    12,340,272
Operating expenses:
Selling, general and
  administrative and
  development.............    7,264,374     13,295,912    12,964,558     12,315,113    11,086,723
Restructuring and
  severance charges(2)....           --             --       995,482       (182,428)      783,600
Amortization and
  depreciation............      893,614      3,484,491     4,767,121      2,880,067     2,503,046
Impairment of intangible
  assets(3)...............           --      6,151,074            --             --            --
                            -----------   ------------   -----------   ------------   -----------
Loss from operations......   (4,916,959)   (16,211,423)   (6,123,243)    (1,474,110)   (2,033,097)
Interest income (expense)
  and other, net..........      754,098        974,118      (665,068)      (251,266)     (133,691)
                            -----------   ------------   -----------   ------------   -----------
Loss before cumulative
  effect of change in
  accounting principle....   (4,162,861)   (15,237,305)   (6,788,311)    (1,725,376)   (2,166,788)
Cumulative effect of
  change in accounting
  principle(4)............           --             --            --     (9,316,884)           --
                            -----------   ------------   -----------   ------------   -----------
Net loss..................  $(4,162,861)  $(15,237,305)  $(6,788,311)  $(11,042,260)  $(2,166,788)
                            ===========   ============   ===========   ============   ===========

                                                   YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------
                               1999           2000          2001           2002          2003
                            -----------   ------------   -----------   ------------   -----------
Loss before cumulative
  effect of change in
  accounting principle per
  share -- basic and
  diluted.................  $     (0.42)  $      (1.18)  $     (0.46)  $      (0.10)  $     (0.13)
Cumulative effect of
  change in accounting
  principle per
  share -- basic and
  diluted.................        (0.00)         (0.00)        (0.00)         (0.55)        (0.00)
                            -----------   ------------   -----------   ------------   -----------
Net loss per share --basic
  and diluted.............  $     (0.42)  $      (1.18)  $     (0.46)  $      (0.65)  $     (0.13)
                            ===========   ============   ===========   ============   ===========
Weighted average shares
  outstanding -- basic and
  diluted(5)..............    9,805,456     12,862,604    14,911,903     16,932,595    16,976,170
                            ===========   ============   ===========   ============   ===========

                                                         DECEMBER 31,
                              -------------------------------------------------------------------
                                 1999          2000          2001          2002          2003
                              -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...  $10,051,473   $ 2,283,811   $ 3,460,515   $ 5,549,934   $ 3,859,859
Available for sale
  investments...............  $14,534,836   $ 1,497,930   $        --   $        --   $        --
Working capital.............  $23,529,849   $ 3,703,935   $    46,388   $ 2,457,545   $   702,289
Total assets................  $37,739,114   $39,466,359   $33,485,831   $23,218,692   $19,145,211
Long-term debt..............  $        --   $ 6,000,000   $ 3,800,000   $ 1,878,394   $        --
Stockholders' equity........  $35,086,383   $29,483,401   $23,960,410   $16,369,994   $14,015,115

---------------

(1) In 1999, development expenses were reclassified to operating expenses from cost of revenues. In addition, in 2000, we began recording advertising revenues net of the related commissions rather than on a gross basis. Also, since 2000, amounts previously recorded as stock compensation expense have been reported within the functional expense category for which the employee worked. Prior comparative amounts have been reclassified to conform to the current presentation.

(2) In 2001, we recognized restructuring costs which were primarily comprised of expenses associated with closing our Kirkland, Washington office. These costs include severance payments, non-recoverable lease liabilities, loss on fixed assets, and the cost of non-cancelable service contracts for operating expenses such as phone lines and equipment leases. Restructuring costs also include severance expenses for Financial Insight Systems, Inc. employees. In 2002, portions of these costs were reversed as contract terminations were negotiated. In 2003, we effected a 17% workforce reduction in response to an expected decline in Nasdaq revenues in the second half of 2003. In addition, we negotiated payments under a Separation and Release Agreement with our former President and Chief Operating Officer. We accrued $783,600 of related severance costs.

(3) In 2000, we performed a reassessment of the recovery of the goodwill and other long-lived assets related to our acquisition of Partes Corporation, owner of the FreeEDGAR.com website, and our acquisition of certain of the assets of Individual Investor Group including the website InsiderTrader.com and related user data. Based on these reassessments, we recorded impairment charges of $6.0 million. The balance was attributable to an additional impairment charge of $117,000, as we discontinued the use of the edgar.com URL.


(4) We adopted SFAS 142 effective January 1, 2002. This standard requires that we perform a transitional assessment to determine whether there is an impairment of goodwill. The assessment indicated that goodwill associated with the Financial Insight Systems, Inc. acquisition was impaired and accordingly, we recognized a non-cash charge as the cumulative effect of a change in accounting principle for the write-down of goodwill to its fair value.

(5) Diluted loss per share has not been presented separately, as the outstanding stock options, warrants and convertible debenture are anti-dilutive for each of the periods presented. Anti-dilutive securities outstanding were 1,302,758, 1,900,105, 2,805,010, 3,124,643 and 3,347,660 for the years ended
    December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

                 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

     On September 15, 2003, we dismissed KPMG LLP (KPMG) as our principal accountant engaged to audit our financial statements. KPMG performed the audits of our financial statements for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. During these periods and the subsequent interim period prior to their dismissal, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreements in connection with KPMG's report, nor were there any "reportable events," as such term is defined in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended (Regulation S-K). The audit reports of KPMG for our fiscal years ended December 31, 2001 and 2002 did not contain an adverse opinion, or a disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles. On September 15, 2003, we engaged BDO Seidman, LLP (BDO Seidman) as our new independent accountants to audit our financial statements. Before engaging BDO Siedman, we had not consulted with them regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

     Our Audit Committee approved the change in accountants.


                                DIVIDEND POLICY



     We have not declared or paid any dividends and do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations capital requirements and other factors our board of directors may deem relevant.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussions of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a financial and business information company that specializes in providing information contained in SEC filings in an easy-to-use, searchable and functional format. We launched our EDGAR Online website in January 1996 and began selling our subscription services and establishing contractual relationships with business and financial information websites to supply EDGAR content. Our primary focus was generating sales leads and building brand recognition.

     We went public in May 1999. In September 1999, we acquired all of the outstanding equity of Partes Corporation, owner of our Freeedgar.com website, for $9.9 million. The purchase price consisted of the issuance of common stock, stock options and warrants, the assumption of liabilities and acquisition related expenses. In October 2000, we acquired all the outstanding equity of Financial Insight Systems, Inc. for approximately $28.1 million. The purchase price included the issuance of common stock, a cash payment, issuance of notes and acquisition related expenses.

     We have never operated at a profit and our revenues have decreased from a peak of approximately $17.1 million in 2001 to approximately $14.3 million in 2003. This decrease is primarily due to a $4.0 million decrease in technical services. We have, however, generated positive cash flow from operating activities since the year ended 2001 by increasing seat-based subscription revenue by $2.6 million and by reducing many of our operating expenses. Specifically, we have reduced our workforce, which, in turn, has reduced our costs of sales, development costs and general and administrative expenses.

     We are continuing to focus on growing our subscription revenues and corporate data sales and expect to continue to generate positive cash flow from operations by offering the following products and services:

     Subscription Services. Our subscription services include EDGAR Online Pro, EDGAR Online Access and FreeEDGAR. EDGAR Online Pro is sold by our sales force and is available via multi-seat and enterprise-wide contracts. Sales leads are primarily provided from the traffic to our subscription websites from Yahoo! Finance and Freeedgar.com and from the migration of users from EDGAR Online Access. In 2004, we expect to increase sales leads to our services through our relationship with Microsoft. In January 2004, after we added new databases and functionality to EDGAR Online Pro, we raised the price of a new subscription from $50 per month or $600 per year to $100 per month or $1,200 per year. Additional fees are applied when the customer requests additional, specific content such as conference call transcripts and global annual and interim reports. Our mid-tiered service, EDGAR Online Access, is available for $180 per year and is purchased annually or quarterly in advance with a credit card. Revenue from subscription services is recognized ratably over the subscription period, which is typically three or twelve months.

     Digital Data Feeds. Through EDGAR Online Explorer, we license services that integrate our products into our customers' existing applications. The price for a digital data feed ranges from as low as $1,200 to as high as $180,000 per year. Prices vary depending on such factors as the quantity, type and format of information provided. Revenue from digital data feeds is recognized over the term of the contract, which are typically non-cancelable, one-year contracts with automatic renewal clauses, or, in the case of certain up-front fees, over the estimated customer relationship period.

     Other Services. We provide technical services to Nasdaq. Several of our technical and non-technical contract employees operate, maintain and support the Nasdaq Online website. We also generate ancillary advertising and e-commerce revenues through the sale of advertising banners, sponsorships and through e-commerce activities such as marketing third party services to the users of our websites. Revenue from technical services, consisting primarily of time and materials based contracts, is recognized in the period services are rendered. Advertising and e-commerce revenue is recognized as the services are provided.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of total revenue.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2001   2002   2003
                                                              ----   ----   ----
Total revenues..............................................  100%   100%   100%
Cost of revenues............................................   26     16     14
                                                              ---    ---    ---
Gross profit................................................   74     84     86
Operating expenses:
  Sales and marketing.......................................   14     14     15
  Product development.......................................   13     14     12
  General and administrative................................   49     48     50
  Restructuring and severance costs.........................    6     (1)     5
  Amortization and depreciation.............................   28     18     17
                                                              ---    ---    ---
Loss from operations........................................  (36)    (9)   (14)
Interest and other, net.....................................   (4)    (2)    (1)
                                                              ---    ---    ---
Loss before cumulative effect of change in accounting
  principle.................................................  (40)   (11)   (15)
Cumulative effect of change in accounting principle.........   --    (58)    --
                                                              ---    ---    ---
Net loss....................................................  (40)%  (68)%  (15)%
                                                              ===    ===    ===

COMPARISON OF THE YEARS 2003, 2002, AND 2001

  REVENUES

     Total revenues for the year ended December 31, 2003 decreased 11% to $14.3 million, from $16.2 million for the year ended December 31, 2002. The net decrease in revenues is primarily attributable to a $1.5 million, or 35%, decrease in technical services revenues, a $628,000, or 46%, decrease in advertising and e-commerce revenues, and a $547,000, or 10%, decrease in data sales which were partially offset by a $806,000, or 16%, increase in seat-based subscriptions.

     Total revenues for the year ended December 31, 2002 decreased 5% to $16.2 million from $17.1 million for the year ended December 31, 2001. The net decrease in revenues is primarily attributable to a $2.5 million, or 37%, decrease in technical services revenues, a $112,000, or 8%, decrease in advertising and e-commerce revenues, and a $36,000, or 1%, decrease in data sales which were partially offset by a $1.8 million, or 52%, increase in seat-based subscriptions.

  SEAT-BASED SUBSCRIPTIONS

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2002      2003
                                                          -------   -------   -------
Revenues (in $000s).....................................  $ 3,387   $ 5,148   $ 5,953
Percentage of total revenue.............................       20%       32%       42%
Number of subscribers...................................   23,500    26,500    27,000
Average price per subscriber............................  $   144   $   194   $   220

     The increase in seat-based subscription revenue in 2003 and 2002 is primarily due to an increase in the average price per seat as well as an increase in the number of seat-based contracts and individual accounts. During 2003 and 2002, we sold over 2,000 and 4,700 subscriptions, respectively, for our premium product, EDGAR Online Pro. The increases in premium subscriptions were offset by cancellations and user migrations from our mid-tiered service, EDGAR Online Access, to EDGAR Online Pro. In late 2003 and early 2004, we expanded our telesales and account management capabilities in order to sell EDGAR Online Pro to new customers, reduce cancellations and capitalize on the Microsoft relationship. With an expanded sales team we expect to increase seat-based subscriptions and our average price per subscriber.

  DATA SALES

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2002      2003
                                                          -------   -------   -------
Revenues (in $000s).....................................  $ 5,416   $ 5,380   $ 4,833
Percentage of total revenue.............................       32%       33%       34%
Number of contracts.....................................      215       191       220
Average price per contract..............................  $25,191   $28,168   $21,968

     The decrease in data sales in 2003 from 2002 was $547,000. This decrease was primarily attributable to the fact that two of our largest customers reduced their purchases by an aggregate of $1.0 million. We were able to offset these significant contract reductions by adding a number of new customers and by expanding the scope of services with our existing customers. In 2003, these two customers represented 10% of data sales and 3% of total revenue. In 2004, the data sales from these two customers are expected to remain approximately the same as in 2003. The decrease in data sales in 2002 from 2001 was due to the overall decrease in the number of contracts.

  TECHNICAL SERVICES

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              2001     2002     2003
                                                             ------   ------   ------
Revenues (in $000s)........................................  $6,782   $4,287   $2,805
Percentage of total revenue................................      40%      27%      19%

     The decrease in technical services revenue in 2003 from 2002 is primarily due to decreases in the services provided to Nasdaq, the sole client to which we provide technical services. The decrease in technical services revenue in 2002 from 2001 is primarily due to contract terminations with two other consulting clients. In May 2003, the Nasdaq-Online.com website, that we previously hosted in our Rockville, Maryland facility, was moved out of our data center and into Nasdaq's facility, significantly reducing our technical services revenue during the second half of 2003. In 2004, Nasdaq further reduced their technical services contract and we expect technical services revenue will be approximately $200,000 per quarter.

  ADVERTISING AND E-COMMERCE

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2001      2002     2003
                                                              -------   -------   -----
Revenues (in $000s).........................................  $1,467    $1,355    $728
Percentage of total revenue.................................       8%        8%      5%

     The decrease in advertising and e-commerce revenues is primarily due to the decrease in advertising rates and impressions due to the migration of many of our users to our premium service that does not support ads. In 2002, the decrease was partially offset by an increase in e-commerce activities such as list rentals and sales of third party data.

  COST OF REVENUES

     Cost of revenues consists primarily of fees paid to acquire the Level I EDGAR database feed from the SEC, content feeds, salaries and benefits of operations employees and the costs associated with our computer equipment and communications lines used in conjunction with our websites. In addition, for each period, online barter advertising expense is recorded equal to the online barter advertising revenue for that period.

     Total cost of revenues for the year ended December 31, 2003 decreased $653,000, or 25%, to $2.0 million, from $2.6 million for the year ended December 31, 2002. The decrease in cost of revenues is primarily attributable to a decrease in the cost and number of content feeds and communications lines, as well as the workforce reduction effected March 31, 2003.

     Total cost of revenues for the year ended December 31, 2002 decreased $1.8 million, or 41%, to $2.6 million from $4.4 million for the year ended December 31, 2001. The decrease in cost of revenues is primarily attributable to a decrease in content feeds and barter expense as well as the reassignment of certain previously billable employees to the development team due to lost technical services revenue.

  OPERATING EXPENSES

     Selling and Marketing. Sales and marketing expenses consist primarily of salaries and benefits, sales commissions, advertising expenses, public relations, and costs of marketing materials. Sales and marketing expenses for the year ended December 31, 2003 decreased $149,000, or 6%, to $2.2 million, from $2.3 million for the year ended December 31, 2002, due to a reduction in our discretionary advertising spending and marketing campaigns as well as the workforce reduction effected March 31, 2003. Sales and marketing expenses for the year ended December 31, 2002 decreased $87,000, or 4%, to $2.3 million, from $2.4 million for the year ended December 31, 2001, due to a reduction in our advertising spending and marketing campaigns offset by the addition of sales people in 2002.

     Development. Development expenses for the year ended December 31, 2003 decreased $545,000, or 24%, to $1.7 million, from $2.2 million for the year ended December 31, 2002. The decrease in development expenses is primarily due to the workforce reduction effected March 31, 2003. Development expenses for the year ended December 31, 2002 increased $96,000, or 4%, to $2.2 million, from $2.1 million for the year ended December 31, 2001, primarily due to the reassignment of certain previously billable employees from cost of sales to the development team which was offset by a reduction in expenses resulting from closing our Kirkland, Washington office.

     General and Administrative. General and administrative expenses consist primarily of salaries and benefits, insurance, fees for professional services, general corporate expenses and facility expenses. General and administrative expenses for the year ended December 31, 2003 decreased $535,000, or 7%, to $7.2 million, from $7.8 million for the year ended December 31, 2002. The decrease in general and administrative expenses was primarily due to the workforce reduction effected March 31, 2003. These decreases in 2003 were offset by costs incurred in association with a terminated proposed transaction. General and administrative expenses for the year ended December 31, 2002 decreased $658,000, or 8%, to $7.8 million, from $8.4 million for the year ended December 31, 2001 primarily due to a decrease in personnel and general corporate expenses.

     Restructuring Costs. In the first quarter of 2003, we effected a 17% workforce reduction in response to an expected decline in Nasdaq revenues in the second half of 2003. In addition, we negotiated payments under a Separation and Release Agreement with our former President and Chief Operating Officer. We accrued $783,600 of related severance costs in the first quarter of 2003.

     During the second quarter of 2001, we recorded a $912,000 pre-tax charge associated with closing our Kirkland, Washington office. These costs include severance payments, non-recoverable lease liabilities, loss on fixed assets, and the cost of non-cancelable service contracts for operating expenses such as phone lines and equipment leases. We recorded an additional $84,000 in September 2001 related to severance expenses for certain employees of Financial Insight Systems, Inc. In 2002, approximately $182,000 of these charges were reversed as contract terminations were re-negotiated.

     Depreciation and Amortization. Depreciation and amortization expenses include the depreciation of property and equipment and the amortization of definitive lived intangible assets. Depreciation and amortization for the year ended December 31, 2003 decreased $377,000, or 13%, to $2.5 million, from $2.9 million for the year ended December 31, 2002 due to several fixed assets becoming fully depreciated in 2003. Depreciation and amortization for the year ended December 31, 2002 decreased $1.9 million, or 40%, to $2.9 million, from $4.8 million for the year ended December 31, 2001 due to the adoption of SFAS 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, as well as the retirement of assets associated with closing our Kirkland, Washington office. Eliminating the goodwill amortization deduction resulted in a decrease in amortization expense of $1.6 million or $0.11 per share for the year ended December 31, 2002.

     Cumulative Effect of Change in Accounting Principle. As required by SFAS No. 142, which we adopted effective January 1, 2002, we performed a transitional assessment to determine whether there was an impairment of goodwill at the effective date. Based on this assessment, we recognized a $9.3 million non-cash charge, measured as of January 1, 2002, as the cumulative effect of a change in accounting principle for the write-down of goodwill to its fair value. The impaired goodwill was not deductible for tax purposes, and as a result, no tax benefit has been recorded in relation to the charge.

SELECTED QUARTERLY REVENUE RESULTS

     The following table sets forth unaudited revenue results for each of our last eight fiscal quarters. In the opinion of management, this unaudited quarterly information has been prepared on a basis consistent with our audited consolidated financial statements and includes all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly revenue results are not necessarily indicative of future quarterly patterns or revenue results. This information should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

                                                                THREE MONTHS ENDED
                       -----------------------------------------------------------------------------------------------------
                        MAR. 31,     JUNE 30,    SEPT. 30,     DEC. 31,     MAR. 31,     JUNE 30,    SEPT. 30,     DEC. 31,
                          2002         2002         2002         2002         2003         2003         2003         2003
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                    (UNAUDITED)
REVENUE SOURCES:
Seat-based
  subscriptions......  $1,108,133   $1,254,537   $1,382,189   $1,402,949   $1,423,443   $1,484,441   $1,502,116   $1,543,367
Data sales...........   1,442,478    1,360,125    1,353,351    1,224,295    1,191,920    1,301,287    1,168,743    1,170,848
Technical services...   1,143,133    1,101,833    1,020,468    1,021,853    1,019,606    1,014,814      423,090      347,912
Advertising and
  e-commerce.........     391,869      398,643      305,602      259,376      200,818      193,441      207,055      126,241
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total................  $4,085,613   $4,115,138   $4,061,610   $3,908,473   $3,835,787   $3,993,983   $3,301,004   $3,188,368
                       ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations through private debt placements and the sale of equity securities to investors. We continue to focus on growing our subscription and corporate customer base and while maintaining stringent cost controls. Assuming no further revenue decreases, we expect to continue to have positive cash flows from operations, although no assurance can be given in that regard.

     Net cash provided by operating activities decreased from $674,070 to $1,566,038 for the years ended December 31, 2003 and 2002, respectively, primarily due to the increase in loss from operations. Capital expenditures, primarily for computers and equipment, totaled $600,154 for the year ended December 31, 2003 and $317,793 for the year ended December 31, 2002. The purchases were made to support our expansion and increased infrastructure.

     In December 2001 and January 2002, we consummated a private sale of common stock and warrants to certain institutional investors. Pursuant to these transactions, we sold an aggregate of 2,000,000 shares of common stock, at a purchase price of $2.50 per share, along with four-year warrants to purchase an aggregate of 400,000 shares of common stock at an exercise price of $2.875 per share resulting in gross proceeds of $5,000,000. In connection with the transaction, we paid a transaction fee equal to 4.625% of the gross proceeds and issued a four-year warrant to purchase 40,000 shares of common stock at an exercise price of $2.50 per share.

     On March 28, 2003, we entered into a Separation and Release Agreement with Tom Vos, our former President and Chief Operating Officer. Under the agreement, we were required to make payments to Mr. Vos of $340,000 in 2003, and are required to make payments to Mr. Vos of $170,000 in 2004, and $42,000 in either 2005 or 2006. We have also paid or are obligated to make three payments of $60,972 to a deferred compensation plan for the benefit of Mr. Vos, one payment per year in 2003, 2004 and 2005. On March 31, 2003, we effected a plan to align our cost structure with current business conditions. These conditions included an anticipated reduction in technical services revenues related to the Nasdaq contract, which began in the second half of 2003, by approximately $2.4 million annually. The plan entailed a reduction in workforce of 17%, which was effected in March 2003. We anticipate that this action will reduce operating expenses on an annualized basis by approximately $1.2 to $1.3 million. We incurred severance charges of $783,600 in the quarter ended March 31, 2003 associated with the work force reduction and the Separation and Release Agreement with Mr. Vos.

     In connection with our acquisition of Financial Insight Systems, Inc. in October 2000, we issued $6,000,000 in promissory notes to the former owners of Financial Insight Systems. The notes were originally scheduled to mature on October 27, 2002. In March 2002, we extended the maturity date of the notes such that the holders of $5,700,000 in principal amount of the notes agreed to amend and restate their notes to provide for, among other things, the following schedule of principal payments: $1,900,000 on April 1, 2002, $1,900,000 on April 1, 2003 and $1,900,000 on January 2, 2004.

     At December 31, 2003, we had cash on hand of $3.9 million. We believe that our existing capital resources, projected cash generated from operations and net proceeds from this offering will be sufficient to meet our anticipated cash needs for working capital, including the note repayment, and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may need to raise additional funds through public or private financings, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to us, or at all. The failure to raise capital when needed could materially adversely affect our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced.

     Our future contractual obligations at December 31, 2003, in thousands, were as follows:

                                                  2004    2005   2006   2007   TOTAL
                                                 ------   ----   ----   ----   ------
Notes payable and interest.....................  $1,926   $ --   $ --   $--    $1,827
Operating leases...............................     835    730    313    56     1,934
Severance payments.............................     251    103     --    --       354
                                                 ------   ----   ----   ---    ------
                                                 $3,012   $833   $313   $56    $4,215

     We intend to fund these obligations from our cash on hand at December 31, 2003, as well as through future operating cash flows and funds raised in this offering.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results may vary from these estimates under different assumptions or conditions. On an on-going basis, we evaluate our estimates, including those related to the allowance for doubtful accounts, estimated useful lives of intangible assets and the determination of restructuring obligations. We base our estimates on historical experience, business practices and corporate policies, contractual provisions and various other assumptions that are believed to be reasonable under the circumstances.

     We derive revenues from four primary sources: seat-based subscriptions to our Web services, contracts with corporate customers for customized data, sale of our technical services to construct and/or operate the technical systems our customers use to integrate our data and data from other sources into their products and services, and advertising and other e-commerce based revenues. Revenue from seat-based subscriptions is recognized ratably over the subscription period, which is typically three or twelve months. Revenue from data sales is recognized over the term of the contract or, in the case of certain up-front fees, over the estimated customer relationship period. Revenue from technical services, consisting primarily of time and materials based contracts, is recognized in the period services are rendered. Advertising and e-commerce revenue is recognized as the services are provided. Revenue is recognized provided acceptance and delivery, if applicable, has occurred, collection of the resulting receivable is probable and no significant obligations remain. If amounts are received in advance of the services being performed, the amounts are recorded and presented as deferred revenues.

     Several of our accounting policies involve significant judgments and uncertainties. The policies with the greatest potential effect on our results of operations and financial position include the estimated collectibility of accounts receivable, the estimated useful lives and fair values of intangible assets and the estimated fair value of goodwill. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments and for sales allowances. If the financial conditions of our customers deteriorate or there are specific factors resulting from the specific type of product, or customer class inability to make payments, additional allowances will be required. We establish the estimated useful lives of our intangible assets based on a number of factors, which is in part based on our assessments of the technology and customer relationships acquired. If these estimates change, the estimated useful lives of our intangibles may require adjustment. We test goodwill annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These evaluations are done with the assistance of an independent valuation firm and include assumptions regarding future cash flows, growth rates, and discount rates. Subsequent reviews may result in future periodic impairments that could have a material adverse effect on the results of operations in the period recognized.

RECENT ACCOUNTING PRONOUNCEMENTS

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 provides guidance on how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement will not have a material impact on our financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, will not have a material impact on our financial position or results of operations.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" and in December 2003, a revised interpretation was issued. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is designated as the primary beneficiary. Application of FIN 46 is required in financial statements of public entities that have interest in structures that are commonly referred to as special-purpose entities, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entity, non- special-purpose entities, is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on our financial position or results of operations.

     In November 2002, the FASB reached a consensus regarding EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The guidance provided by EITF 00-21 is effective for contracts entered into on or after July 1, 2003. The adoption of EITF 00-21 did not have a material impact on our financial position or results of operations.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE FLUCTUATIONS

     We generally investment in short-term, low risk instruments. We believe that any change in interest rates would not have a material effect on our financial statements.

CURRENCY RATE FLUCTUATIONS

     Our results of operations, financial position and cash flows are not materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. We do not use any derivative financial instruments.

                                    BUSINESS

OVERVIEW

     We are a financial and business information company, specializing in providing information contained in SEC filings in an easy-to-use, searchable and functional format. Using our products and services, customers can quickly view and analyze specific aspects of a public company's business, financial and ownership history. Our customers include financial institutions, investment funds, asset managers, market data professionals, accounting firms, law firms, corporations and individual investors. Our services are available through subscriptions and license agreements.

INDUSTRY BACKGROUND


     The industry in which we compete, providing business and financial information, is part of a broader industry that provides information, or content, on various industries and markets. Some of these industries and markets include financial, legal, medical, science, technology and education. The information content industry is highly competitive and includes both large and small businesses. According to Outsell, Inc., a research and advisory firm, the top 1,000 information content providers, which includes large companies such as Reuters, Reed Elsevier, Thomson, AOL, Pearson, Gannett, McGraw-Hill, Wolters Kluwer and Gartner, have aggregate revenues of approximately $183 billion. Furthermore, according to Outsell, users spend approximately $50 billion a year to acquire information content electronically. The industry in which we compete, providing financial and business information, is significantly smaller, representing a fraction of the overall information content industry. The information we provide includes the profile, history, ownership, financial reporting, sales, marketing and business development of a company, as well its regulatory filings, analyst coverage, research reports, news alerts and stock quotes. Much of this information is required to be filed and submitted with the SEC.


  REPORTS AND DISCLOSURES TO THE SECURITIES AND EXCHANGE COMMISSION

     Public companies are registered with the SEC under the rules, regulations and disclosure requirements of the Securities Exchange Act of 1934, as amended. Public companies have continuing obligations to file reports with the SEC via the EDGAR system. These reports include quarterly reports on Form 10-Q, annual reports on Form l0-K, current reports on Form 8-K, proxy statements or information statements and annual reports to stockholders on Schedules 14A and 14C, and statements of beneficial ownership of securities on Forms 3, 4 and 5 and Schedules 13D and 13G.

     Historically, companies in the financial information industry manually built distinct databases based on mandatory company filings with the SEC that have commercial value for various customer segments. These databases include information on public offerings, normalized financial data and stock ownership. We use technology to gather and manage this information and create a product that can be easily accessed by the end user.

  THE EDGAR SYSTEM

     EDGAR, the acronym for Electronic Data Gathering Analysis and Retrieval, is the SEC's electronic filing system. Public companies and their insiders, mutual funds and financial institutions use this system to submit, or file, statements, reports and forms with the SEC. The SEC established the EDGAR system to perform automated collection and acceptance of submissions by companies and others who are required to file disclosure documents with the SEC and to make them available to the public. In 1996, the SEC required all reporting U.S. public companies to file compliance documents such as prospectuses, proxies and annual and quarterly reports via the electronic format created through the EDGAR system. Before the introduction of the EDGAR system, SEC filings were only available on a delayed basis in costly paper or CD-ROM format from a limited number of document providers or from SEC public reference rooms.

     According to our internal analysis, which is based on our database of all documents filed via EDGAR, the number of documents filed through EDGAR has grown from approximately 56,600 in 1994 to approximately 531,500 in 2003, an increase of over 900%. These documents are submitted by over 12,000 public companies, over 2,200 institutions, over 8,000 mutual funds, and over 60,000 corporate executives and other company insiders. On a typical day, up to 10,000 documents may be filed through EDGAR, representing over one million pages of data. In addition, some SEC filings are still done in paper format.

  SARBANES-OXLEY ACT OF 2002

     Recent government regulation in the wake of Enron and other corporate scandals has mandated more timely disclosure of material information from companies and other filers, as well as the disclosure of additional and more detailed information on companies and individuals. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. This act is designed to enhance corporate responsibility through new corporate governance and disclosure obligations, increase auditor independence and impose tougher penalties for securities fraud. In addition, the SEC, Nasdaq, the New York Stock Exchange, the American Stock Exchange, and other national exchanges have adopted rules in furtherance of this act. These new rules have modified the regulatory system governing capital markets and provide a permanent framework to improve the quality of financial reporting, as well as increase the responsibility of management for corporate disclosures and financial statements. As a result, the availability of accurate, reliable and real-time information is even more significant.

  EXTENSIBLE BUSINESS REPORTING LANGUAGE (XBRL)

     Traditionally, corporate financial reporting has been a labor-intensive process involving the compilation of data from a variety of sources and formats. The new eXtensible business reporting language (XBRL) allows companies to report financial data in a format that is web-ready or for import into other applications. XBRL is royalty-free and open standard, being developed by XBRL International Inc., a not-for-profit consortium of approximately 200 companies and agencies. XBRL, a variant of XML computer language, allows for the seamless flow of business and financial reporting in a web-based environment across analytical applications. The adoption of the XBRL standard is driven by the increasing demand for analytics, continuous auditing and real-time reporting by private and public companies and the banking institutions that finance these companies and the professional investment community that invests in these companies.

     We are a founding member of the XBRL consortium and, as such, are one of the organizations and institutions that is developing the standards and taxonomy for XBRL. Other key members include the AICPA (American Institute of Certified Public Accountants), the major accounting firms and Microsoft. Our leadership position in this effort has enabled us to develop new strategic alliances with such companies as Microsoft and Unisys.

OUR BUSINESS

     We subscribe to a Level 1 feed of real-time SEC regulatory filings. The live feed of EDGAR filings comes from the SEC's dissemination agent, Northrop Grumman Space & Mission Systems Corp., which sends this feed to our primary facility in Rockville, Maryland, and our back-up facility at Globix in New York City, via private high speed T-1 connections. This feed immediately creates a historical archive of original, unaltered SEC filings dating back to 1993. We maintain a relational database that supports complex search and retrieval mechanisms to access the filings archive. The raw EDGAR filings are processed independently by our proprietary software, stored in databases, posted to our websites and distributed to third parties with which we have distribution contracts via our production servers. Our proprietary document processing system also creates other representations of the original document, including HTML, Rich Text Format, PDF and Excel. These value-added versions of the original document are a vital part of serving our customers' needs to efficiently view, print and analyze the content originally contained in the SEC filings.

     We also produce a specialized line of data feeds, products and services based on designated content sets. These content sets include a complete database of insider trades, institutional holdings, initial and secondary public offerings, mutual fund e-prospectuses, Form 8-K items and annual and quarterly financial statements. Each of these independent content sets represents a set of discrete facts that can be searched and analyzed by our various product offerings. Customers can also subscribe to daily custom data feeds of this content or access the information in real time using our proprietary XML based application programming interface (API). A network of custom data parsers, integrity checks, and auditing tools are used with each content set to insure a premium level of data quality and completeness.

PRODUCTS AND SERVICES

     We apply our proprietary technological know-how to extract, process and categorize raw information filed over EDGAR, and present it in a real-time or near real-time, user-friendly format. We provide this information through a variety of products and services via online subscriptions and licensing agreements to investors and professionals in the financial and business communities.

  SUBSCRIPTION SERVICES

     We offer the following subscription services:

          EDGAR Online Pro. Our flagship product is EDGAR Online Pro (www.edgaronlinepro.com). This product offers financial data, stock ownership, public offering datasets and advanced search tools. The list price for a single seat of EDGAR Online Pro is $1,200 per year, plus additional fees for add-on services such as global annual reports and conference call transcripts, and is available via multi-seat and enterprise-wide contract.

          EDGAR Online Access. Our mid-tiered service is EDGAR Online Access (www.edgar-online.com). This product is less expensive and has fewer features than EDGAR Online Pro. EDGAR Online Access is available for $180 per year, purchased annually or quarterly, and is available via single-seat, credit card purchase only.

          FreeEDGAR. Our free product is FreeEDGAR, which we maintain as one of our marketing programs (www.freeedgar.com). This product provides basic financial information at no cost in exchange for the user submitting detailed registration data to us. In turn, we use FreeEDGAR and the registration data to market our subscription services back to these users via email and telesales marketing programs. We typically receive between 7,000 and 10,000 new registered users to this site every month. The SEC provides a link to FreeEDGAR from its website as a private sector alternative to the SEC EDGAR website.

  DIGITAL DATA FEEDS

     EDGAR Online Explorer. We make our various databases available through EDGAR Online Explorer. This product is a digital data feed transmitted through an application program interface -- a customized request response mechanism that allows a licensing customer to seamlessly replicate a feature or functionality of our service inside an intranet, extranet and other proprietary products or applications. For instance, customers such as Standard & Poor's, Lexis-Nexus and One Source use this mechanism to enhance the functionality of their own products and services.

  OTHER SERVICES

     We provide technical services to Nasdaq. Several of our technical and non-technical employees operate, maintain and support the Nasdaq Online website service which is available only to Nasdaq listed companies. We also provide ancillary advertising and e-commerce services on websites. We generate revenues through the sale of advertising banners and sponsorships on these websites and through e-commerce activities such as marketing third party services to the users of our websites.

  PROPOSED PRODUCTS AND SERVICES

     We continue to enhance our existing products and services by adding new tools and databases. Among our proposed products and services is an analytical scoring tool based on the quantitative and qualitative data sets that we collect. This product is designed to processes fundamental data, such as income statement, balance sheet and statements of cash flow, as well as standard financial ratios, insider transactions, changes in institutional ownership, Form 8-K information, keyword filings and corporate governance data. For instance, a proposed product will allow a user to set up one or more models per company against the entire population of SEC filing companies. A score is generated for each selected company to determine if a company should be examined more thoroughly. Once a company has been identified, a score detail can be reviewed and further research can be accomplished with the seamless transition into EDGAR Online Pro. We expect to offer this product by the end of 2004.

GROWTH STRATEGY

     Our growth strategy is designed to capitalize on our brand recognition and our position as a provider of public company information to the financial and business community. Our goal is to increase our content sets to appeal to our current target market, to introduce additional tools and services to satisfy the needs of current and future customers and to focus on new opportunities aimed at users of Microsoft Office 2003. In order to achieve this goal, we must increase sales and marketing to new and existing customers, expand internationally, expand existing alliances, develop new strategic partnerships and pursue strategic acquisitions.

  INCREASE SALES TO NEW AND EXISTING CUSTOMERS

     We believe that our existing sales force will enable us to increase our goal of expanding sales of our products and services. Particularly, we have strengthened our management team by adding an Executive Vice President of Sales and Marketing to coordinate our accelerated effort to bring more of our products and services to market and to increase sales of our existing services, with particular emphasis on EDGAR Online Pro. Fundamental to our sales effort is managing our database of registered users of FreeEDGAR and EDGAR Online, which includes more than 1 million names. We add approximately 15,000 to 20,000 new registered users per month. Our ongoing marketing activities involves targeting those users who are more suited for our premium service and to proactively market them to upgrade to EDGAR Online Pro.

  DEVELOP NEW PRODUCTS AND SERVICES

     We continue to enhance our existing products and services by increasing functionality and adding more datasets from EDGAR content. We also regularly develop and license new analytical tools as well as adding new databases to enhance our offerings. We expect to introduce additional content in the area of banking, due to our involvement in the Federal Financial Institutions Examination Council (FFIEC) project. We also are considering building a database of financial statements of foreign filers for regulatory filings within their jurisdictions, as foreign jurisdictions begin to require their constituents to file their disclosures in XBRL.

  EXPAND FUNCTIONALITY AND CONTENT OFFERINGS

     We continuously seek to introduce new value-added services to increase revenues from our existing customer base and to attract new customers. We have sophisticated search technology under development to further mine the data in EDGAR filings and plan to continue to introduce and market tailored products to our customers. We continually seek to add more specialized and versatile tools and features to our products and services, to further enrich the type of information utilized by our customers. We are also incorporating additional sources of business and financial information into the services we offer to our clients. For example, in January 2004, we announced the addition of conference call transcripts, company web casts and an events calendar to our EDGAR Online Pro service.

     We are currently focused on the following general areas:

     - Fundamental Data. Fundamental data includes income statement, balance sheet and statements of cash flow. We are expanding our fundamental data products to include information from sources other than SEC filings, as well as broadening the ways in which we present this data.

     - Data Mining. We are building and integrating search tools that are based on real-time analysis of key events, topics and financial ratios.

     - Microsoft Office. We are working to create interfaces to our content into the Microsoft Office 2003 suite of accelerator modules, as well as to earlier releases of Microsoft Office.

     We expect that this increased functionality will broaden our core customers to include accounting and consulting firms and public companies.

  EXPAND INTERNATIONALLY

     We intend to market our services more aggressively to international markets and are considering expanding our database to include filings made outside the United States to provide our users with access to corporate and financial information from these filings.

  EXPAND EXISTING ALLIANCES AND DEVELOP NEW STRATEGIC PARTNERSHIPS

     We will seek to leverage our position as a leading source of business and financial information by broadening our existing strategic relationships and creating new strategic relationships. We believe that creating additional distribution relationships will allow us to reach a broader customer base, strengthen our brand awareness and ensure that we remain dominant in our current and future markets. We have developed strategic relationships with a number of industry leaders including Microsoft and Unisys.

     Microsoft Relationship. In October 2003, we signed a memorandum of understanding with Microsoft Corp. whereby we have worked with Microsoft to build analytical capabilities within Microsoft Office 2003 Excel XBRL Tool For Microsoft Office, a first commercial application of the XBRL standard. Specifically, our services will deliver financial information in XBRL format to Microsoft Office 2003 applications using the XBRL Tool for Microsoft Office. Our services will extend the accelerator's capabilities by allowing users to seamlessly extract, dissect and review financial information directly from within Microsoft Excel 2003. With the XBRL Tool for Microsoft Office, the user will simply input a company's name or ticker symbol, and that company's financial metrics will be automatically and accurately inserted in the appropriate cell, saving enormous time and insuring accuracy. Our alliance with Microsoft represents a new channel for us to attract enterprise and single professional customers. Since the user of external data must be an EDGAR Online Pro subscriber to have access to this capability, we expect that this relationship will also increase subscriptions to EDGAR Online Pro.

     Unisys Relationship. In June 2003, the FFIEC awarded a contract to Unisys Corporation to modernize and streamline how federal bank regulators collect, process and distribute quarterly bank financial reports. Unisys selected us, along with Microsoft, PricewaterhouseCoopers and several other firms, as the development team to create a flexible solution, based on proven technologies, that incorporate Internet delivery and new innovations like XBRL. The new business process, which will be phased in through 2004, will consolidate the collection, editing and access of quarterly bank call reports into a central data repository, which will be accessible by banking regulators, financial institutions and the public. The new model is intended to significantly reduce the time spent filing and reviewing these cumbersome documents, improving regulatory and public access to this data. In the same manner that we created an online distribution vehicle to commercialize the output of the SEC's electronic EDGAR filing system, we intend to develop easy-to-use applications that will be able to access and bring additional value to FFIEC banking reports. We will offer the information contained in the call reports through our subscription services and digital data feeds. The first reports are expected to be filed under the new system in the fourth quarter of 2004. We expect that our relationship with Unisys will generate numerous leads for potential customers interested in our products and services.

  PURSUE STRATEGIC ACQUISITIONS

     At the present time, we have no plans to make any acquisitions. However, we will consider specific acquisition opportunities if we feel they have strategic value. The types of acquisitions that we would consider as having strategic value include those that will enable us to offer additional services, enhance our selling and marketing efforts, improve technology and gain access to complementary services or information that may be of interest to our customer base.

MARKETING AND SALES


     As of April 16, 2004, we have a staff of 21 professionals dedicated to supporting our sales and marketing efforts. We believe that enterprise customers will continue to represent an important source of revenue growth in the next few years, as we continue to introduce new value-added search and extraction products and customized fee-based services to enterprise purchasers of financial information.

     We promote our services through direct sales efforts, websites, marketing alliances, direct marketing and telemarketing and trade shows. Through these efforts, we sell and use trial offers on EDGAR Online Pro and EDGAR Online Access to encourage registered users and visitors to subscribe to our services and to encourage existing subscribers to purchase additional value-added services.

     Our direct sales efforts are focused on decision makers in the financial services business, most typically a business group head, market data professional or corporate librarian. Our direct and telemarketing programs are based on lists we acquire from third parties or that we acquire through the operation of FreeEDGAR and marketing alliances with websites such as Terra Lycos' Quote.com and Yahoo! Finance. In exchange for allowing access to a basic level of financial information on a company through these websites and marketing alliances, we register approximately 15,000 to 20,000 new users each month. We use this data, in addition to the lists we acquire, to run direct marketing, telemarketing and direct sales programs to these potential customers.

CUSTOMERS

     Our customers include financial services companies such as Bank of America, Citibank and Morgan Stanley, stock exchanges such as Nasdaq and the New York Stock Exchange, and leading information companies such as Lexis-Nexus, Moody's and Reuters.

     We have over 200 clients that license EDGAR Online Explorer for use in existing intranet, extranet and other product applications. We also have over 27,000 users of EDGAR Online Pro and EDGAR Online Access. These subscribers represent a wide array of users in the financial services, accounting, legal, public company and other markets.

COMPETITION

     We are a provider of financial and business information contained in SEC filings. As such, we compete with those businesses that provide similar information and have greater resources and market penetration than we do. As a result, they have been able to establish a stronger competitive position than we have, in part through greater marketing resources.

     We believe that competition for business information comes from such companies as Reuters, Standard & Poor's and Thomson Financial. Competition for information focused on financial data or credit risk comes from companies such as Capital IQ, Dun & Bradstreet and Factset. Competition for legal information comes from companies such as Global Securities Information. Other competitors include companies such as 10-K Wizard Technology, LLC, which focus on simple SEC data offerings, and MSN Money and Yahoo! Finance, which are more focused on serving individual investors.

     Many of these competitors have longer operating histories, larger, more established customer bases, greater brand recognition and significantly greater resources, particularly financial resources. As a result, they may develop products and services comparable or superior in terms of price and performance features to those developed by us or adapt more quickly than we can to new or emerging technologies and changes in customer requirements. We may be required to make substantial additional investments in connection with our research, development, engineering, marketing and customer service efforts in order to meet any competitive threat, so that we will be able to compete successfully in the future. We believe, however, that based on our pricing and the content and features of the products and service that we provide, we remain highly competitive in the financial and business information market.

     We believe that the principal competitive factors in our market include the following:

     - Speed of delivery;

     - Accuracy;

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

     - Cost efficiencies;

     - Scope of service;

     - Quality of service;

     - Convenience;

     - Customer service;

     - Reliability of service; and

     - Availability of enhanced services.

     We believe our competitive strengths include the following:

     Timeliness. Our information databases and products are created in real-time or near real-time. For instance, subscribers to our EDGAR Online Pro service can receive real time alerts based on various criteria. Similarly, our EDGAR Online Explorer digital data feed processes and makes available documents moments after they have been filed with the SEC. This attribute is imperative for those in the financial services market requiring real-time data for competitive decision-making.

     Ease of use. Our EDGAR Online Pro subscription service is delivered via a standard web browser in a friendly, easy to use graphical user interface. A typical subscriber can begin using the service immediately, without any special training.

     Versatility and flexibility. We can provide our customers with a web-delivered subscription service that allows for immediate purchase, immediate use and easy access within the client company. Our EDGAR Online Explorer digital data feed allows a high degree of customization for clients that want all or part of the offered databases and functionality built into their existing applications. We also will create customized databases, extracts and delivery mechanisms for clients with special needs.

INTELLECTUAL PROPERTY

     The SEC has granted us a non-exclusive, royalty-free license to use the name EDGAR in our logo and corporate name through 2009. We have over 90 unique registered domain names, including those representing our flagship products EDGAR Online Pro and EDGAR Online Access. We have received registration for our EDGAR Online trademark from the U.S. Patent and Trademark Office. We also have registered trademarks and/or servicemarks on other service offerings including EDGAR Pro, EDGAR Explorer, FreeEDGAR and EDGAR News and have active trademark/servicemark applications pending on certain other service offerings including EDGAR Analyst.

     Our success depends significantly upon our proprietary technology. We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Our employees execute confidentiality and non-use agreements which provide that any rights they may have in copyrightable works or patentable technologies belong to us. In addition, before entering into discussions with third parties regarding our proprietary technologies, we typically require that they enter into a confidentiality agreement with us. If these discussions result in a license or other business relationship, we typically also require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights.

TECHNOLOGY

     Historically, we used database technology designed for us by iXL Enterprises, Inc. (iXL) and relied on iXL personnel for design and support of our hardware and software systems. Since October 2000, we develop and maintain our technology in-house. We have the ability to create new distinct databases from EDGAR data such as initial public offering data, normalized financial data, ownership data and secondary public offering data. In addition, we can incorporate existing technologies and solutions driven by our domestic and international pricing systems, charting applications, validation systems, quoting applications, and various maintenance tools that ensure our commitment to data quality.

     Our proprietary technology has been focused on a framework approach, which allows us to integrate solutions that were developed exclusively for us in combination with third-party vendors, as well as easily incorporate system modifications. Some of our proprietary solutions include our repository of financial information, mutual fund e-prospectuses, web-based customer interfaces, section extraction, form-type specific data extraction systems, XML delivery systems, permissioning systems, alerting systems and our customer support and tracking system. Software solutions obtained commercially include the Great Plains Accounting System, the Verity Search Engine and the NetOwl Extractor.

     Over the last five years, we have developed various proprietary software solutions that enable us to perform many complex data mining functions necessary to deliver our services on a real-time and cost-effective basis to both our subscribers and corporate customers. Our status as a Microsoft Certified Partner has allowed us to leverage newer technologies in support of creating proprietary applications, integrating them into our enterprise systems, and providing us a significant advantage over any competitors seeking to match our speed and accuracy in extracting data from the EDGAR database and delivering that data to a large number of customers in a variety of formats.

     In order to further strengthen our capabilities in this area, we recently hired Stefan Chopin as our Chief Technology Officer. Mr. Chopin was one of the original architects of our EDGAROnline.com technology and infrastructure and designed our website. Mr. Chopin previously served on our Board of Directors and has substantial expertise in both managing technology and understanding the demands of our marketplace.

INFRASTRUCTURE AND OPERATIONS

     Although third party development support is sometimes used in order to meet some aggressive development timelines, our employees now perform all of our development programming, as well as manage our content delivery infrastructure. We own all the application level systems that serve our content delivery, including those that had been developed by iXL. The largest portion of our development team is located in our Rockville, Maryland office. In addition, the delivery solutions developed and maintained for some of our largest corporate customers are hosted primarily in our data center in Rockville and are facilitated by our use of the Microsoft technologies framework. The Rockville data center is also the primary facility that provides services used to deliver and support our flagship seat-based service EDGAR Online Pro, our EDGAR Online Explorer data feeds and other content delivery mechanisms.

     Redundancy, scalability and security have been and always will be a core focus of our support staff and executives. All of our critical systems, including our accounting system, user information databases, repository of EDGAR filings, and all of our real-time updated datasets are backed up on a daily, or less, basis and then stored offsite. Additionally, we make use of various applications and techniques to ensure the availability of our applications and its data throughout the day using procedures like application or data replication, clustering, load balancing, and extensive application monitoring.


     Our systems are maintained on a 24 hour-a-day, 7 days-a-week basis by our own technicians with the exception of the facilities at Globix. Our services are available to users 24 hours a day, 7 days a week. Customer service is available weekdays 9:00 AM to 5:00 PM (ET). Customer and support inquiries have the availability of our websites, e-mail and telephone options for assistance. As of April 16, 2004, we had 21 employees engaged in customer service and network support for our public websites.


FACILITIES

     Our principal executive offices are located in Norwalk, Connecticut, where we lease 7,500 square feet of office space. This lease expires June 2006. We also lease approximately 4,900 square feet of office space at 122 East 42nd Street, New York, New York. This facility houses sales and administrative personnel. This lease expires April 2007. Additionally, we lease approximately 14,700 square feet of office space at 11200 Rockville Pike, Suite 310, Rockville, Maryland. The term on 14,200 square feet expires in October 2005 and the balance of 500 square feet, is leased on a month-to-month basis. Collectively, these facilities house our development and operations personnel as well as over computer and communications equipment.

     We believe that our physical properties are well maintained, in good operating condition and adequate for their intended purposes.

EMPLOYEES


     As of April 16, 2004, we had 85 employees, of whom one is a part-time employee. We believe that we have good relations with our employees.


LEGAL PROCEEDINGS

     In April 2003, we commenced an action in the Delaware Chancery Court against Albert E. Girod, our former director, Executive Vice President and Chief Technology Officer, and an owner of more than 5% of our outstanding common stock. In our complaint, we are seeking compensatory damages and/or restitution for defendant's fraud, unjust enrichment, breach of fiduciary duty, breach of contract and trespass and nuisance by e-mail and other actions that we allege to have occurred in connection with and/or following our acquisition of Financial Insight Systems, Inc. We are also seeking to permanently enjoin defendant from further breaches of the non-disparagement provisions of his employment agreement, which remain in effect. A response was filed by Mr. Girod on June 13, 2003. This action is currently in the discovery phase.

                                   MANAGEMENT


     Our current executive officers and directors and their respective ages as of April 16, 2004 are as follows:



NAME                                        AGE                    POSITION
----                                        ---                    --------
Susan Strausberg(1).......................  64    Chief Executive Officer, President,
                                                  Secretary and Director
Marc Strausberg(1)........................  69    Chairman of the Board of Directors
Greg D. Adams.............................  42    Chief Operating Officer, Chief Financial
                                                  Officer and Director
Stefan Chopin.............................  45    Chief Technology Officer
Benjamin A. Burditt(2)(3).................  45    Director
Richard L. Feinstein(3)(4)................  60    Director
Morton Mackof(2)(4).......................  56    Director
Mark Maged(2)(4)..........................  72    Director
Miklos A. Vasarhelyi(3)...................  60    Director


---------------

(1) Member of the Outside Directors Compensation Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

(4) Member of the Nominating Committee.

     Susan Strausberg, one of our co-founders, has served as a member of our Board of Directors, Chief Executive Officer and Secretary since our formation in November 1995 and as President since January 2003. Ms. Strausberg served on the Board of Directors of RKO Pictures from December 1998 to May 2001. Ms. Strausberg is the wife of Marc Strausberg, our other co-founder and Chairman. Ms. Strausberg received a B.A. degree from Sarah Lawrence College.


     Marc Strausberg, our other co-founder, has served as Chairman of our Board of Directors since our inception in November 1995. Mr. Strausberg is the husband of Susan Strausberg, our Chief Executive Officer, President and Secretary. Mr. Strausberg received a B.A. degree from Muhlenberg College.


     Greg D. Adams joined us as our Chief Financial Officer in March 1999 and became Chief Operating Officer in January 2003. Mr. Adams became a member of the Board of Directors in February 2004. Mr. Adams is a Certified Public Accountant. From May 1996 to March 1999, Mr. Adams served as Senior Vice President Finance and Administration of PRT Group Inc., a technology solutions and services company. Mr. Adams is a member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Adams received a B.B.A. degree in Accounting from the College of William & Mary.

     Stefan Chopin was a member of our Board of Directors from 1996 until February 2004, when he was appointed Chief Technology Officer. Mr. Chopin was previously the President of Pequot Group Inc., a technology development company for the financial services industry. From October 1998 to November 2001, Mr. Chopin was the Senior Vice President of Technology for iXL Enterprises, Inc., an e-business solutions provider.


     Benjamin A. Burditt has been a member of our Board of Directors since April 2003. Mr. Burditt was the Senior Vice President of Scripps Ventures, LLC, a venture capital firm which he co-founded in 1996. He received an M.B.A. degree from Yale University and a B.A. degree in economics from Middlebury College.


     Richard L. Feinstein has been a member of our Board of Directors since April 2003. Mr. Feinstein is currently a private consultant providing management and financial advice to clients in a variety of industries. From December 1997 to October 2002, Mr. Feinstein was a Senior Vice President and Chief Financial Officer for The Major Automotive Companies, Inc. (Nasdaq: MAJR), formerly a diversified holding company, but now engaged solely in retail automotive dealership operations. Mr. Feinstein, a certified public accountant, received a B.B.A. degree from Pace University.


     Morton Mackof joined our Board of Directors in February 2004. Currently a consultant, Mr. Mackof has served in numerous executive capacities. From October 2002 to September 2003, Mr. Mackof was the Eastern Regional Sales Executive at Nexaweb Technologies, Inc. From 2002 to 2002 he was the Business Development Manager at Pact, a non-profit entity focusing on educating inner city young adults. From 1998 to 2000 he was the Senior Negotiation Executive at International Business Machines. Mr. Mackof was the founder of Third Millennium Technology, Inc., where he served as President from 1997 to 1999. Mr. Mackof received a B.S. in Electrical Engineering from Rensselaer Polytechnic Institute.



     Mark Maged has been a member of our Board of Directors since March 1999. Since 1992, Mr. Maged, either individually or as Chairman of MJM Associates, LLC, has engaged in various private investment banking activities in the United States and internationally. From September 1995 through May 2000, Mr. Maged was chairman of Internet Tradeline, Inc. Mr. Maged received a B.S.S. from the College of the City of New York and an M.A. and L.L.B. from Harvard University.


     Miklos A. Vasarhelyi joined our Board of Directors in February 2004. Since 1989, Dr. Vasarhelyi has been the KPMG Professor of Accounting Information Systems of the Graduate School of Management at Rutgers University, where he is also the director of the Rutgers Accounting Research Center. Dr. Vasarhelyi has also been a Technology Consultant for the E-Commerce Solutions Group of AT&T Laboratories since 1985. Dr. Vasarhelyi received B.S. degrees from the State University of Guanabara (Economics) and Catholic University of Rio de Janeiro (Electrical Engineering), an M.B.A. from the Massachusetts Institute of Technology in Management and a Ph.D. from the University of California, Los Angeles (Management Information Systems).

BOARD OF DIRECTORS AND COMMITTEES


     A majority of our Board of Directors, consisting of Messrs. Burditt, Feinstein, Mackof, Maged and Vasarhelyi, is independent within the meaning of the director independence standards of The Nasdaq Stock Market, Inc. Our Board of Directors has an Audit Committee, a Compensation Committee, an Outside Directors Compensation Committee and a Nominating Committee.


     The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including selecting our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee currently are Messrs. Burditt, Feinstein and Vasarhelyi, each of whom are non-employee directors. Our Board of Directors has determined that Mr. Feinstein, the Chairman of our Audit Committee, is an audit committee financial expert, as that term is defined under Regulation S-K, Item 401(h), and that he is independent, as that term is used in
Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

     The Compensation Committee reviews and approves the compensation and benefits of our key executive officers, administers our employee benefit plans and makes recommendations to the Board regarding such matters. The members of the Compensation Committee are Messrs. Mackof, Maged and Burditt. Mr. Maged serves as the Chairman of the Compensation Committee.

     The Outside Directors Compensation Committee has the discretion of granting compensation and stock options to the outside directors under the terms of the 1999 Outside Directors Stock Option Plan. The members of the Outside Directors Compensation Committee are Marc Strausberg and Susan Strausberg.

     The Nominating Committee reviews and assesses the composition of the Board, assists in identifying potential new candidates for Director and nominates candidates for election to the Board of Directors. The Nominating Committee currently consists of Messrs. Feinstein, Mackof and Maged.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationships exist between any members of our Board or the Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, generally requires our executive officers and directors, and persons who own more than ten percent of our common stock, to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Regulations promulgated by the SEC require us to disclose any reporting violations with respect to the 2003 fiscal year which came to our attention based on a review of the applicable filings required by the SEC to report the status of an officer or director, or the changes in beneficial ownership as submitted to us. Based solely on review of such forms received by us, we believe that all required reports for the 2003 fiscal year have been timely filed.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to EDGAR Online or its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;


     - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or


     - for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our Bylaws provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, except in limited circumstances;

     - we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by Delaware law, except in limited circumstances.

     We have entered into indemnity agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we maintain directors' and officers' insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

     The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under the terms of these indemnification provisions.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

  EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid or accrued for the fiscal years ended December 31, 2003, 2002 and 2001 by our Chief Executive Officer and our four most highly compensated executive officers (other than our Chief Executive Officer).

                                                                                     LONG-TERM
                                                           ANNUAL                   COMPENSATION
                                                        COMPENSATION                 SECURITIES
                                                      ----------------               UNDERLYING
NAME AND PRINCIPAL POSITION                    YEAR    SALARY    BONUS   OTHER(2)   OPTIONS (#)
---------------------------                    ----   --------   -----   --------   ------------
Susan Strausberg(1)..........................  2003   $211,231     --    $ 12,115      27,500
  Chief Executive Officer and President        2002   $152,923     --          --      14,000
                                               2001   $149,654     --          --      47,500
Marc Strausberg..............................  2003   $113,846     --    $ 12,115      15,000
  Chairman                                     2002   $146,885     --          --      14,000
                                               2001   $149,654     --          --      47,500
Tom Vos......................................  2003   $ 41,731     --    $340,000(3)        --
  Former President and                         2002   $149,904     --          --      14,000
  Chief Operating Officer                      2001   $149,173     --          --      47,500
Greg Adams(1)................................  2003   $193,346     --    $ 18,000     130,000
  Chief Operating Officer and                  2002   $149,904     --    $ 43,049      14,000
  Chief Financial Officer                      2001   $149,173     --    $  8,100      47,500

---------------

(1) Effective January 27, 2003, Ms. Strausberg assumed the responsibilities of President and Mr. Adams assumed the responsibilities of Chief Operating Officer.

(2) Other compensation is comprised of commutation allowances and a commission paid in 2002 to Mr. Adams for certain sales.

(3) Includes amounts paid under a Separation and Release Agreement between us and Mr. Vos. Mr. Vos' employment terminated in March 2003.

  OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted to each of the executives named in the Summary Compensation Table above during the 2003 fiscal year. We have never granted any stock appreciation rights.

                          INDIVIDUAL GRANTS(1)                                       POTENTIAL REALIZABLE
                       --------------------------                                   VALUE AT ASSUMED ANNUAL
                       NUMBER OF     PERCENT OF                                      RATES OF STOCK PRICE
                       SECURITIES   TOTAL OPTIONS                                   APPRECIATION FOR OPTION
                       UNDERLYING    GRANTED TO     EXERCISE                                TERM(3)
                        OPTIONS     EMPLOYEES IN    PRICE PER                       -----------------------
NAME                    GRANTED        2003(2)      SHARE ($)    EXPIRATION DATE        5%          10%
----                   ----------   -------------   ---------   -----------------   ----------   ----------
Susan Strausberg.....    27,500          3.79%        $1.10     February 11, 2013    $ 28,363     $ 43,713
Marc Strausberg......    15,000          2.07%        $1.10     February 11, 2013    $ 15,471     $ 23,843
Tom Vos..............        --            --            --     --                         --           --
Greg Adams...........    30,000          4.13%        $1.00     February 11, 2013    $ 51,608     $ 99,946
                        100,000         13.78%        $1.21     June 18, 2013        $151,025     $312,155

---------------


(1) Each option represents the right to purchase one share of common stock. The options shown in this table were all granted under our 1996 Stock Option Plan and our 1999 Stock Option Plan, as amended.


(2) In the 2003 fiscal year, we granted options to employees to purchase an aggregate of 725,550 shares of common stock.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock price growth. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning the exercise of stock options during the 2003 fiscal year by each of the executives named in the Summary Compensation Table above and the fiscal year-end value of unexercised options. No options were exercised by any of the executives named in the Summary Compensation Table above during this period.

                                                         NUMBER OF
                                                   SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                  UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                     DECEMBER 31, 2003           DECEMBER 31, 2003(1)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Susan Strausberg..............................     78,834         45,166       $ 10,350        $15,675
Marc Strausberg...............................     78,834         32,666       $ 10,350        $ 8,550
Tom Vos.......................................    373,834         17,666       $296,825             --
Greg Adams....................................    238,834        147,666       $ 12,825        $66,100

---------------

(1) The fair market value of the common stock as of December 31, 2003 was $1.67.

  EMPLOYMENT AGREEMENTS

     We entered into a five-year amended and restated employment agreement, dated as of May 6, 1999, with Susan Strausberg. The agreement extends automatically for an additional year at the end of the initial term and each anniversary thereafter unless 30-day prior notice of termination is provided by either Ms. Strausberg or us. The agreement provides for a minimum annual salary of $150,000, and an annual bonus at the discretion of the Board. In the event there is a change of control (as defined in the agreement) and Ms. Strausberg's employment is terminated (either by her or us) within one year thereafter, Ms. Strausberg will receive a severance benefit equal to the product of 2.99 times the sum of (i) $150,000 and (ii) the average of her last two annual cash bonuses. Additionally, the agreement contains non-compete and non-solicitation provisions effective during the term of her employment and for one year thereafter. In consideration of Ms. Strausberg assuming the additional responsibilities of President, we and Ms. Strausberg executed an amendment to her employment agreement dated March 17, 2003. Ms. Strausberg's annual compensation was increased to $220,000 per annum and Ms. Strausberg was provided with a commutation allowance equal to $1,750 per month.

     We entered into a five-year amended and restated employment agreement dated as of May 6, 1999 with Marc Strausberg. The agreement extends automatically for an additional year at the end of the initial term and each anniversary thereafter unless 30-day prior notice of termination is provided by either Mr. Strausberg or us. The agreement provides for a minimum annual salary of $150,000, and an annual bonus at the discretion of the Board. In the event there is a change of control (as defined in the agreement) and Mr. Strausberg's employment is terminated (either by him or us) within one year thereafter, Mr. Strausberg will receive a severance benefit equal to the product of 2.99 times the sum of (i) $150,000 and (ii) the average of his last two annual cash bonuses. Additionally, the agreement contains non-compete and non-solicitation provisions effective during the term of his employment and for one year thereafter. We and Mr. Strausberg executed an amendment to his employment agreement dated March 17, 2003. Mr. Strausberg's annual compensation was decreased to $100,000 per annum and Mr. Strausberg was provided with a commutation allowance equal to $1,750 per month.

     We entered into a three-year amended and restated employment agreement dated February 1, 2002 with Greg Adams to serve as Chief Financial Officer. The agreement extends automatically for an additional year at the end of the initial term and each anniversary thereafter unless 30-day prior notice of termination is provided by either Mr. Adams or us. The agreement provides Mr. Adams with a minimum annual salary of $155,000, and an annual bonus at the discretion of the Board. In the event there is a change of control (as defined in the agreement) and Mr. Adams's employment is terminated (either by him or us) within one year thereafter, Mr. Adams will receive a severance benefit equal to the product of
2.99 times the sum of (i) $155,000 and (ii) the average of his last two annual cash bonuses. Additionally, the agreement contains non-compete and non-solicitation provisions effective during the term of his employment and for one year thereafter. In consideration of Mr. Adams assuming the additional responsibilities of Chief Operating Officer, we and Mr. Adams executed an amendment to his employment agreement dated February 17, 2003. Mr. Adams' annual compensation was increased to $195,000 per annum.



     We entered into a five-year amended and restated employment agreement dated June 29, 2001 with Tom Vos to serve as President and Chief Operating Officer. In March 2003, we and Mr. Vos entered into a Separation and Release Agreement (the "Separation Agreement") under which Mr. Vos' employment terminated with us as of February 24, 2003. We paid or agreed to pay Mr. Vos the following payments: (i) $250,000 on or before April 16, 2003, (ii) $50,000 on or before January 15, 2004, (iii) $210,000 in 21 consecutive monthly installments of $10,000 commencing on or before April 16, 2003 and (iv) $42,000 in six (or fifteen at Mr. Vos' election) equal installments consistent with our payroll dates commencing January 2005. All of the foregoing payments are immediately due and payable upon a change of control (as defined in the employment agreement with Mr. Vos) or upon Mr. Vos' death. Mr. Vos also has the right on or after June 30, 2004 to demand payment in full of payments then remaining due to him under the Separation Agreement, in which event all other benefits due Mr. Vos will terminate. We have paid and are also obligated to make scheduled payments in 2003, 2004 and 2005 to the Deferred Compensation Plan established for the benefit of Mr. Vos under the terms of his June 29, 2001 employment agreement. All stock options issued to Mr. Vos are fully vested as of April 25, 2003 and are exercisable through March 30, 2008. Mr. Vos agreed to make himself available as a consultant on an as-needed basis at our request from April 25, 2003 through June 30, 2005 for no additional consideration.


     We entered into a one-year employment agreement dated February 18, 2004 with Stefan Chopin to serve as Chief Technology Officer. The agreement provides Mr. Chopin with a minimum salary of $195,000 and an annual bonus at the discretion of the Board of Directors. In the event there is a change of control (as defined in the agreement) and Mr. Chopin's employment is terminated (either by him or us) within one year thereafter, Mr. Chopin will receive a severance benefit equal to the sum of (i) his then applicable annual base salary and (ii) the average of his last two annual cash bonuses. Additionally, the agreement contains non-compete and non-solicitation provisions effective during the term of his employment and for one year thereafter.

DIRECTOR COMPENSATION


     Directors are currently eligible to receive stock options under any one of our three stock option plans: the 1996 Stock Option Plan, the 1999 Stock Option Plan and the 1999 Outside Directors' Stock Option Plan. In August 2000, each of our non-employee directors was granted options to purchase 7,500 shares of common stock at an exercise price of $3.50 per share under the 1999 Stock Option Plan. In August 2002, each of our non-employee directors were granted options to purchase 10,000 shares of our common stock at a price of $1.75 per share under our 1999 Outside Directors Stock Option Plan.



     In November 2002, a Merger and Acquisition Committee was formed consisting of our former outside directors, Bruce Bezpa and Stefan Chopin, and one of our current outside directors, Mark Maged, to explore a proposed transaction. Each member of the committee was paid $7,500 in 2002 and $7,500 in 2003. The proposed merger was not consummated, and no further payments are due to the members of this committee, which has since been terminated.

     In January 2003, Douglas McIntyre, a former outside director, was granted options to purchase 15,000 shares of common stock at an exercise price of $1.42 per share under our 1999 Outside Directors Stock Option Plan. These options were cancelled when Mr. McIntyre resigned from the Board of Directors in April 2003.

     In April 2003, Messrs. Burditt and Feinstein were each granted options to purchase 15,000 shares at an exercise price of $0.86 per share under our 1999 Outside Directors Stock Option Plan.


     In April 2003, Jonathan Bulkeley, our former non-executive Vice Chairman of the Board of Directors, was granted options to purchase 75,000 shares of our common stock at a price of $0.86 under our 1999 Stock Option Plan. Mr. Bulkeley also entered into a consulting agreement which paid him an annual salary of $60,000 to serve as non-executive Vice Chairman of the Board of Directors. On February 2, 2004, the consulting agreement was terminated. On March 31, 2004, Mr. Bulkeley resigned from the Board of Directors. Of the 75,000 options granted to Mr. Bulkeley pursuant to the agreement, 50,000 options expired and 25,000 options will expire on July 1, 2004.


     In February 2004, Messrs. Mackof and Vasarhelyi were each granted options to purchase 15,000 shares at an exercise price of $1.75 per share under our 1999 Outside Directors Stock Option Plan.

     In addition to the grant of stock options available to directors, non-employee directors are now eligible to receive $5,000 every six months as consideration for their service on the Board. On December 31, 2003, each of Messrs. Burditt, Chopin, Feinstein and Maged received $5,000. The next payment to the non-employee directors is due June 30, 2004.

EQUITY COMPENSATION PLANS

     We currently have three stock option plans: our 1996 Stock Option Plan, 1999 Stock Option Plan, as amended, and 1999 Outside Directors Stock Option Plan. The 1996 Stock Option Plan provides for the granting of options to purchase up to an aggregate of 800,000 shares of our authorized but unissued common stock to our officers, directors, employees and consultants. The 1999 Stock Option Plan provides for the granting of options to purchase up to an aggregate of 2,400,000 shares of our authorized but unissued common stock to our officers, directors, employees and consultants. Both the 1996 Stock Option Plan and the 1999 Stock Option Plan are intended as an incentive to encourage stock ownership by officers and certain of our other employees in order to increase their proprietary interest in our continued growth and success and to encourage such employees to remain in our employment.

     The exercise price of options granted under each plan are determined by our Compensation Committee, except that the exercise price of incentive stock options must be at least as equal to the fair market value of our common stock on the date of grant. Each of the plans authorizes our Board of Directors to provide for option vesting to accelerate and become fully vested in the event of certain significant corporate transactions if the options are not assumed or substituted by a successor corporation.

     No incentive stock option may be granted to an individual who, at the time the option is granted, owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of our common stock, unless (1) such option has an exercise price of at least 110% of the fair market value of the common stock on the date of the grant of such option and (2) such option cannot be exercised more than five years after the date it is granted.

     Under the 1999 Outside Directors Stock Option Plan, there are up to 100,000 shares authorized for issuance. Each new non-employee director will be granted, at the time of his or her appointment and on each third anniversary thereafter, a nonstatutory option to purchase 15,000 shares of common stock. The exercise price of each of these options will be equal to the fair market value of our common stock on the date of grant. These options will vest equally over a three-year period.

     The following table sets forth information as of April 16, 2004 with respect to compensation plans under which our equity securities are authorized for issuance.



                                                                                             NUMBER OF
                                                       NUMBER OF                            SECURITIES
                                                    SECURITIES TO BE       WEIGHTED          REMAINING
                                                      ISSUED UPON      AVERAGE EXERCISE    AVAILABLE FOR
                                                      EXERCISE OF          PRICE OF       FUTURE ISSUANCE
                                                      OUTSTANDING        OUTSTANDING       UNDER EQUITY
                                                      OPTIONS AND        OPTIONS AND       COMPENSATION
                                                        WARRANTS           WARRANTS            PLANS
                                                    ----------------   ----------------   ---------------
Equity compensation plans approved by
  stockholders:...................................     3,452,559(1)         $3.21             382,382(2)
Equity compensation plans not approved by
  stockholders....................................             0                0                   0
  Total...........................................     3,452,559(1)         $3.21             382,382(2)


---------------


(1) Includes (i) 644,955 options granted under the 1996 Stock Option Plan having a weighted average exercise price of $2.44 per share, (ii) 1,994,180 options granted under the 1999 Stock Option Plan having a weighted average exercise price of $2.65 per share, (iii) 2,025 options granted under the FreeEDGAR Stock Option Plan having a weighted average exercise price of $3.03, (iv) 90,000 options granted under the 1999 Outside Director Plan having a weighted average exercise price of $1.46 per share (v) and 721,399 warrants granted having a weighted average exercise price of $5.68 per share.



(2) Includes (i) 17,045 shares available for issuance under the 1996 Stock Option Plan, (ii) 259,445 shares available for issuance under the 1999 Stock Option Plan, (iii) 95,892 shares available for issuance under the FreeEDGAR Stock Option Plan and (iv) 10,000 shares available for issuance under the 1999 Outside Directors Stock Option Plan.


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     In January 2001, we loaned the sum of $400,000 to our executives, employees and outside directors for the purpose of purchasing shares of our common stock from TheBean LLC, an entity in which Susan Strausberg, our Chief Executive Officer and Marc Strausberg, our Chairman of the Board, are the beneficial owners. The common stock was purchased at a price of $1.75 per share, the closing Nasdaq market price on the date of sale. The loan was evidenced by separate loan and pledge agreements with, and three-year promissory notes of, each of the borrowers. The promissory notes were full recourse and were secured by the common stock purchased with the proceeds of the individual loans. The then acting executive officers and outside directors participating in this transaction were Tom Vos ($175,000 note and 100,000 shares), Greg Adams ($115,001 note and 65,715 shares), Bruce Bezpa ($10,001 note and 5,715 shares) and Mark Maged ($30,000 note and 17,143 shares). The shares of common stock described in this paragraph were registered for resale in a Registration Statement on Form S-3 that was declared effective in February 2002. At December 31, 2003, all outstanding loans to executive officers and directors were fully satisfied.


     We provide customized data feeds and subscriptions services to Bowne & Co., Inc., a beneficial owner of more than 5% of our outstanding common stock. Revenue from this relationship totaled $340,900 for the year ended December 31, 2003. We also purchased services from Bowne & Co., Inc. in the normal course of business totaling $42,214 for the year ended December 31, 2003.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus by:

     - each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding common stock;

     - each of our directors;

     - each of the executives named in the Summary Compensation Table above; and

     - all of our directors and executive officers as a group.

     The following table does not take into account any common stock sold as a result of the exercise of the over-allotment option granted to the representative. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the common stock owned by them.


                                                                           PERCENT     PERCENT
                                                                          OF SHARES   OF SHARES
                                                                            OWNED       OWNED
                                                              NUMBER OF    BEFORE       AFTER
NAME OF BENEFICIAL OWNER                                      SHARES(1)   OFFERING    OFFERING
------------------------                                      ---------   ---------   ---------
Executive Officers and Directors:
  Susan Strausberg(2)(4)....................................  2,566,673     14.93%      11.64%
  Marc Strausberg(3)(4).....................................  2,566,673     14.93%      11.64%
  Greg D. Adams(5)..........................................    261,833      1.52%       1.33%
  Stefan Chopin(6)(7).......................................    311,884      1.83%       1.57%
  Benjamin A. Burditt(8)....................................      5,000         *           *
  Richard L. Feinstein(8)...................................      5,000         *           *
  Morton Mackof.............................................         --         *           *
  Mark Maged(7).............................................     45,143         *           *
  Miklos A. Vasarhelyi......................................         --         *           *
  All executive officers and directors as a group (9
     persons)...............................................  3,195,533     18.25%      14.08%
Other 5% Stockholders:
  Albert Girod(9)...........................................  1,641,725      9.66%       7.77%
     11105 South Glen Road
     Potomac, MD 02085
  Bowne & Co., Inc..........................................  1,000,000      5.89%       4.88%
     345 Hudson Street
     New York, NY 10014
  Austin W. Marxe/David Greenhouse(10)......................  2,142,604     12.43%       9.90%
     153 East 53rd Street
     New York, NY 10021


---------------

  *  Less than 1%.

 (1) Shares of common stock underlying options currently exercisable or exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person.

 (2) Includes 156,000 shares owned by Ms. Strausberg's husband, Marc Strausberg, EDGAR Online's Chairman of the Board and 2,212,840 shares owned by TheBean LLC as well as 101,000 shares issuable upon exercise of options exercisable within 60 days and 96,833 shares issuable upon exercise of options exercisable within 60 days owned by Ms. Strausberg's husband, Marc Strausberg. Ms. Strausberg is a managing member of TheBean LLC and as such she may be deemed to be the beneficial owner of all the shares held by TheBean LLC. Ms. Strausberg disclaims beneficial ownership of the shares owned by her husband.

 (3) Includes 2,212,840 shares owned by TheBean LLC as well as 96,833 shares issuable upon exercise of options exercisable within 60 days and 101,000 shares issuable upon exercise of options exercisable within 60 days owned by Mr. Strausberg's wife, Susan Strausberg. Mr. Strausberg is a managing member of TheBean LLC and as such he may be deemed to be the beneficial owner of all the shares held by TheBean LLC. Mr. Strausberg disclaims beneficial ownership of the shares owned by his wife.


 (4) The first 300,000 shares of common stock underlying the units covered by the over-allotment option will be sold by TheBean LLC. We will not receive any proceeds allocable to these shares.



 (5) Includes 261,833 shares issuable upon exercise of options exercisable within 60 days.



 (6) Includes shares owned jointly with Barbara Chopin, his wife.



 (7) Includes 22,500 shares issuable upon exercise of options exercisable within 60 days.



 (8) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days.


 (9) Reflects amount derived from this person's Schedule 13G as filed with the SEC on January 15, 2004.

(10) Reflects amount derived from such persons' Schedule 13G as filed with the SEC on January 12, 2004.

     All of the common stock of the directors and officers set forth in the above table are covered by lock-up agreements prohibiting their sale, assignment or transfer for 90 days following the date of this prospectus without the prior written consent of the representative.

                           DESCRIPTION OF SECURITIES


     As of the date of this prospectus, our authorized capital stock consists of 31,000,000 shares consisting of 30,000,000 of common stock, par value $.01 per share and 1,000,000 shares of preferred stock par value $.01 per share. After this offering, we will have 21,992,290 shares of common stock issued and outstanding, 22,442,290 if the over-allotment option is exercised in full. As of the date of this prospectus, we have 16,992,290 shares of common stock outstanding.


UNITS

     Each unit consists of two shares of common stock and one warrant to purchase one share of common stock. The shares and the warrants included in the units will trade separately following the effective date of this offering. The units will not trade.

COMMON STOCK

     The holders of outstanding shares of common stock are entitled to receive dividends out of legally available assets when and to the extent determined by our board of directors from time to time. Each stockholder is entitled to one vote for each share owned on each matter submitted to a vote of stockholders. At an election of directors, each director is elected by a plurality of the voting shares of common stock. The shares of common stock are not entitled to preemptive rights and are not convertible or redeemable. In the case of a liquidation, dissolution or other termination of our business, the holders of common stock are entitled to share ratably in the distribution of all of our assets remaining available for distribution after all of our liabilities have been satisfied. Each outstanding share of common stock is, and all shares of common stock to be outstanding after this offering is completed will be, fully paid and nonassessable.

WARRANTS

     General.  The warrants issued in this offering may be exercised at any time
beginning on the effective date of this offering and ending on           , 2009.
Each warrant entitles the holder to purchase one share of common stock at an
exercise price of $     per share [150% of the closing price of our common
stock, as reported on the principal exchange on which it trades, on the effective date of this offering]. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.

     Redemption. Beginning six months after the effective date of this offering, we will have the right to redeem the warrants at a price of $0.25 per warrant, after providing 30 days' prior written notice to the warrantholders. The notice can be provided at any time after the closing price for our common stock, as reported on the principal exchange on which our stock trades, was at or above 200% of the price of our common stock on the effective date of this offering for any five consecutive trading days. We will send a written notice of redemption by first class mail to holders of the warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication or otherwise will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell the warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption. If the warrants are not covered by a current registration statement or are not qualified for sale under the laws of the state in which you reside, you may not be able to exercise them.

     Exercise. The holders of the warrants may exercise them only if an appropriate registration statement is then in effect and if the common stock issuable upon their exercise are qualified for sale under the securities laws of the state in which the holder resides. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.

     Adjustments of exercise price. The exercise price of the warrants will be adjusted if we declare any stock dividend to stockholders or effect any split or share combination with regard to our common stock. If we effect any stock split or stock combination with regard to our common stock, the exercise price in effect immediately before the stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares underlying a unit warrant or, if we elect, an adjustment of the number of warrants outstanding.

OPTIONS AND WARRANTS


     As of the date of this prospectus, we had outstanding 2,721,160 compensatory stock options granted to employees and directors. These options have exercise prices ranging from $0.25 to $21.98 per share and expire between December 31, 2005 and February 17, 2014. Of these options, 1,826,318 are currently exercisable.


     As of the date of this prospectus, we had outstanding 10,000 compensatory stock options granted to non-employees. These options have an exercise price of $1.55 per share and expire on August 16, 2013. Of these options, 5,000 are currently exercisable.


     As of the date of this prospectus, we had outstanding 721,399 warrants. These warrants have exercise prices ranging from $1.49 to $21.98 per share and expire between May 11, 2004 and April 21, 2008.


AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any supermajority vote requirements.

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock and the warrant agent for the warrants is American Stock Transfer & Trust Company, 59 Maiden Lane New York, New York 10038.

                                  UNDERWRITING

     The underwriters named below have severally agreed, under the terms and conditions contained in an underwriting agreement with us, to purchase 2,500,000 units, each unit consisting of two shares of common stock and one warrant to purchase one share of common stock, from us at the price set forth on the cover page of this prospectus, in accordance with the following table:

                                                              NUMBER OF
UNDERWRITER                                                     UNITS
-----------                                                   ---------
Paulson Investment Company, Inc. ...........................
                                                              ---------
Total.......................................................  2,500,000
                                                              =========


     Nature of Underwriting Commitment. The underwriting agreement provides that the underwriters are committed to purchase all the units offered by this prospectus if any units are purchased. This commitment does not apply to 375,000 units covered by the over-allotment option granted by us and the selling stockholder to Paulson Investment Company, Inc., the representative of the several underwriters, to purchase additional units in this offering.


     Conduct of the Offering. We have been advised by the representative that the underwriters propose to offer the units to be sold in this offering directly to the public at the public offering price set forth on the cover page of this prospectus and to securities dealers at that price less a concession of not more
than $     per share. The underwriters may allow, and those dealers may reallow,
a concession not in excess of $     per share to other dealers. After the units
are released for sale to the public, the underwriters may change the offering price and other selling terms from time to time. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

     The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.


     Over-allotment Option. We and the selling stockholder have granted the representative an option, expiring 45 days after the date of this prospectus, to purchase up to 375,000 additional units from us. The selling stockholder will sell the first 300,000 shares included in these units. The representative may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the units offered by this prospectus.



     Offering Discounts. We and the selling stockholder have agreed to sell the units, including the units covered by the over-allotment option, to the underwriters at a discount of nine (9%) percent from the unit public offering price set forth on the cover page to this prospectus. As discussed above, the selling stockholder will not provide any shares of common stock included in the 2,500,000 firm commitment units and we will receive all of the net proceeds from the sale of those units. However, the selling stockholder will provide the 300,000 shares of common stock to be included in the first 150,000 units sold under the over-allotment option, should it be exercised. The net proceeds from the sale of those 150,000 units will be allocated between us and the selling stockholder based on the relative fair market values of the stock and the warrants included in those units. For this purpose, the fair market value of the warrants will be deemed to be the average trading price of the warrants over the three trading days immediately preceding the issuance of those units. Any net proceeds from the sale of the remaining 225,000 over-allotment units will be solely for our account.

     Expense Allowance. We have agreed to pay to the representative a non-accountable expense allowance equal to three (3%) percent of the aggregate public offering price of the firm commitment units (but not the over-allotment units) sold by us in this offering, or $195,000.



     The table below shows the per unit and total underwriting discount and non-accountable expense allowance payable by us in connection with the sale of the 2,500,000 firm commitment units and the underwriting discount payable by us and the selling stockholder in connection with the sale of the 375,000 over-allotment units. For purposes of this table, we have arbitrarily allocated 20% of the unit price to the warrants.



                                     FIRM COMMITMENT UNITS                       OVER-ALLOTMENT UNITS
                       -------------------------------------------------   --------------------------------
                                         NON-                                   UNDERWRITING DISCOUNT
                                      ACCOUNTABLE          TOTAL           --------------------------------
                       UNDERWRITING     EXPENSE       COMPENSATION(1)       FIRST     REMAINING   ALL OVER-
                       DISCOUNT PER    ALLOWANCE    --------------------   150,000     225,000    ALLOTMENT
                           UNIT        PER UNIT     PER UNIT   ALL UNITS    UNITS       UNITS       UNITS
                       ------------   -----------   --------   ---------   --------   ---------   ---------
Paid by us...........
Paid by the Selling
  Stockholder........
Total................


---------------


(1) Does not take into account the representative's warrants described below.



     Representative's Warrant. On completion of this offering, we will issue to the representative a warrant to purchase from us up to 250,000 units, identical in all respects to the units offered by this prospectus, for a price of $ per unit [120% of the closing market price of our common stock on the effective date of this offering]. This warrant is exercisable during the four-year period beginning one-year from the date of this prospectus. This warrant is not transferable for a period of one year from the effective date of this prospectus, and is not redeemable.



     The holder of this warrant will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized on the sale of the securities issuable upon exercise of this warrant may be deemed to be additional underwriting compensation. The securities underlying this warrant are being registered in the registration statement of which this prospectus is a part. During the term of this warrant, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while this warrant is outstanding. At any time at which this warrant is likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.



     Indemnification. We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.



     Lock-up Agreements. Our officers and directors have agreed, and we will use our reasonable efforts to have our 5% shareholders agree, not to sell or transfer any shares of our common stock or equity securities for ninety days after the date of this public offering, without first obtaining the written consent of he representative. Specifically, these officers and directors have agreed not to, directly or indirectly:


     - sell or offer to sell any shares of our common stock or equity securities;

     - grant any option to sell any shares of our common stock or equity securities;

     - engage in any short sale of our common stock or equity securities;

     - pledge or otherwise transfer or dispose of any shares of our common stock or equity securities; or

     - publicly announce an intention to do any of the foregoing.

     These lock-up agreements apply to shares of our common stock and also to any options or warrants to acquire shares of our common stock. These lock-up agreements apply to all such securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, the representative may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the ninety-day period. Currently, there are no agreements by the representative to release any of the securities from the lock-up agreements.

     Our officers and directors have agreed, and we will use our reasonable efforts to have our 5% shareholder agree that, for a period of one year from the date of this prospectus, they will notify the representative before they sell our common stock under Rule 144.

     Stabilization and Other Transactions. The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

     - Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

     - Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

     - Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

     - A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

     If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

                                 LEGAL MATTERS

     The validity of the common shares offered by this prospectus will be passed upon for us by Littman Krooks LLP, New York, New York. Morse, Zelnick, Rose & Lander LLP will pass upon certain matters for the underwriters named in this prospectus in connection with this offering. Certain members of Littman Krooks LLP own, in the aggregate, 5,000 shares of our common stock.

                                    EXPERTS

     The Consolidated Financial Statements and Financial Statement Schedule as of December 31, 2003 and for the year ended December 31, 2003 included and incorporated herein by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


     The Consolidated Financial Statements for the years ended December 31, 2002 and 2001 have been audited by KPMG LLP, independent public accountants as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on KPMG LLP's report, given on their authority as experts in accounting and auditing. KPMG LLP's Independent Auditors' Report makes reference to our change in accounting for goodwill and other intangible assets as of January 1,

2002. We have agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP's consent to the incorporation by reference of its audit report on our past financial statements incorporated by reference in the registration statement of which this prospectus is a part.

                      WHERE YOU CAN FIND MORE INFORMATION

     In connection with the units offered by this prospectus, we have filed a registration statement on Form S-2 under the Securities Act of 1933, as amended, with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the SEC's public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, 16th Floor, New York, NY 10279, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

     We are registered under the Securities Exchange Act of 1934, as amended, and we file with the SEC annual reports on Form 10-K and quarterly reports on Form 10-Q.

     We intend to furnish our shareholders with annual reports containing financial statements audited by our independent public accountants.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for information superseded by information in this prospectus. We incorporate by reference our annual report on Form 10-K for the fiscal year ended December 31, 2003.

     Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to the previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

                               EDGAR Online, Inc.
                              50 Washington Street
                           Norwalk, Connecticut 06854
                                 (203) 812-5666
                       Attention: Chief Financial Officer

                               EDGAR ONLINE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants -- BDO
  Seidman, LLP..............................................   F-2
Independent Auditors' Report -- KPMG LLP....................   F-3
Consolidated Balance Sheets as of December 31, 2003 and
  2002......................................................   F-4
Consolidated Statements of Operations for the Years ended
  December 31, 2003, 2002, and 2001.........................   F-5
Consolidated Statements of Changes in Stockholders' Equity
  for the Years ended December 31, 2003, 2002, and 2001.....   F-6
Consolidated Statements of Cash Flows for the Years ended
  December 31, 2003, 2002, and 2001.........................   F-7
Notes to Consolidated Financial Statements..................   F-8
Financial Statement Schedule................................  F-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
EDGAR Online, Inc.
Norwalk, Connecticut

     We have audited the accompanying consolidated balance sheet of EDGAR Online, Inc. and subsidiaries (the "Company") as of December 31, 2003 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. We have also audited the financial statement schedule attached herein. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDGAR Online, Inc. and subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

     As discussed in Note 4 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

                                                 /s/ BDO SEIDMAN, LLP
                                          --------------------------------------

New York, NY
February 2, 2004

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
EDGAR Online, Inc.:

     We have audited the accompanying consolidated balance sheet of EDGAR Online, Inc. and subsidiaries (the "Company") as of December 31, 2002 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule, Schedule
II -- Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDGAR Online, Inc. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     As discussed in Note 4 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets as of January 1, 2002.

                                                       /s/ KPMG LLP
                                          --------------------------------------

New York, New York
March 26, 2003

                               EDGAR ONLINE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
                                                              ------------   ------------
                                         ASSETS
Current assets:
Cash and cash equivalents...................................  $  3,859,859   $  5,549,934
Accounts receivable, less allowance for doubtful accounts of
  $196,041 and $224,347, respectively.......................     1,430,460      1,561,899
Other current assets........................................       439,094        316,016
                                                              ------------   ------------
  Total current assets......................................     5,729,413      7,427,849
Property and equipment, net.................................     1,477,284      1,693,334
Goodwill....................................................     2,189,089      2,189,089
Intangible assets, net......................................     9,464,601     11,134,774
Investments.................................................            --         16,667
Employee loans and advances.................................            --        431,596
Other assets................................................       284,824        325,383
                                                              ------------   ------------
  Total assets..............................................  $ 19,145,211   $ 23,218,692
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable............................................  $    360,690   $    520,669
Accrued expenses............................................       700,689        749,226
Deferred revenues...........................................     2,040,016      1,743,901
Capital lease payable, current portion......................            --          7,425
Current portion of notes payable............................     1,900,000      1,900,000
Accrued interest............................................        25,729         49,083
                                                              ------------   ------------
  Total current liabilities.................................     5,027,124      4,970,304
Notes payable, long-term....................................            --      1,878,394
Other long-term payables....................................       102,972             --
                                                              ------------   ------------
  Total liabilities.........................................     5,130,096      6,848,698
Stockholders' equity:
Common stock, $0.01 par value, 30,000,000 shares authorized,
  17,187,365 shares issued and 16,992,290 shares outstanding at December 31, 2003 and 17,003,792 shares issued and
  outstanding at December 31, 2002..........................       171,874        170,038
Preferred stock, $0.01 par value, 1,000,000 shares
  authorized, no shares issued or outstanding...............            --             --
Additional paid-in capital..................................    58,318,751     58,177,153
Accumulated deficit.........................................   (44,143,985)   (41,977,197)
Treasury stock, at cost, 195,075 and 0 shares at December
  31, 2003 and 2002, respectively...........................      (331,525)            --
                                                              ------------   ------------
  Total stockholders' equity................................    14,015,115     16,369,994
                                                              ------------   ------------
  Total liabilities and stockholders' equity................  $ 19,145,211   $ 23,218,692
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

                               EDGAR ONLINE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          2003           2002          2001
                                                       -----------   ------------   -----------
Revenues:
  Seat-based subscriptions...........................  $ 5,953,367   $  5,147,808   $ 3,387,290
  Data sales.........................................    4,832,798      5,380,249     5,415,893
  Technical services.................................    2,805,422      4,287,287     6,782,365
  Advertising and e-commerce.........................      727,555      1,355,490     1,467,338
                                                       -----------   ------------   -----------
                                                        14,319,142     16,170,834    17,052,886
Cost of revenues.....................................    1,978,870      2,632,192     4,448,968
                                                       -----------   ------------   -----------
     Gross profit....................................   12,340,272     13,538,642    12,603,918
Operating expenses:
  Sales and marketing................................    2,165,481      2,314,188     2,401,671
  Product development................................    1,699,062      2,243,758     2,147,864
  General and administrative.........................    7,222,180      7,757,167     8,415,023
  Amortization and depreciation......................    2,503,046      2,880,067     4,767,121
  Restructuring and severance costs..................      783,600       (182,428)      995,482
                                                       -----------   ------------   -----------
                                                        14,373,369     15,012,752    18,727,161
                                                       -----------   ------------   -----------
     Loss from operations............................   (2,033,097)    (1,474,110)   (6,123,243)
Interest income......................................       53,983        100,540       111,345
Interest expense and other, net......................     (187,674)      (351,806)     (501,413)
Loss on investment...................................           --             --      (275,000)
                                                       -----------   ------------   -----------
Loss before cumulative effect of change in accounting
  principle..........................................   (2,166,788)    (1,725,376)   (6,788,311)
Cumulative effect of change in accounting
  principle..........................................           --     (9,316,884)           --
                                                       -----------   ------------   -----------
     Net loss........................................  $(2,166,788)  $(11,042,260)  $(6,788,311)
                                                       ===========   ============   ===========
Loss before cumulative effect of change in accounting
  principle per share -- basic and diluted...........  $     (0.13)  $      (0.10)  $     (0.46)
Cumulative effect of change in accounting principle
  per share -- basic and diluted.....................        (0.00)         (0.55)        (0.00)
                                                       -----------   ------------   -----------
Net loss per share -- basic and diluted..............  $     (0.13)  $      (0.65)  $     (0.46)
                                                       ===========   ============   ===========
Weighted average shares outstanding -- basic and
  diluted............................................   16,976,170     16,932,595    14,911,903
                                                       ===========   ============   ===========

          See accompanying notes to consolidated financial statements

                               EDGAR ONLINE, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 COMMON STOCK          TREASURY STOCK      ADDITIONAL                   UNREALIZED
                            ----------------------   -------------------     PAID-IN     ACCUMULATED     HOLDING
                              SHARES       AMOUNT    SHARES     AMOUNT       CAPITAL       DEFICIT      GAIN/LOSS       TOTAL
                            -----------   --------   -------   ---------   -----------   ------------   ----------   ------------
Balance at December 31,
  2000....................  $14,908,917   $149,089        --   $      --   $53,483,008   $(24,146,626)   $(2,070)    $ 29,483,401
Comprehensive loss:
  Net loss................           --         --        --          --            --     (6,788,311)        --       (6,788,311)
  Other comprehensive
    loss:
    Unrealized loss on
      investments.........           --         --        --          --            --             --      2,070            2,070
                                                                                                                     ------------
Total comprehensive
  loss....................                                                                                             (6,786,241)
                                                                                                                     ------------
Issuance of common stock,
  net of issuance costs...      500,000      5,000        --          --     1,245,000             --         --        1,250,000
Exercise of stock
  options.................       13,000        130        --          --         3,120             --         --            3,250
Stock compensation
  expense.................           --         --        --          --        10,000             --         --           10,000
                            -----------   --------   -------   ---------   -----------   ------------    -------     ------------
Balance at December 31,
  2001....................   15,421,917    154,219        --          --    54,741,128    (30,934,937)        --       23,960,410
Comprehensive loss:
  Net loss................           --         --        --          --            --    (11,042,260)        --      (11,042,260)
                                                                                                                     ------------
Total comprehensive
  loss....................                                                                                            (11,042,260)
                                                                                                                     ------------
Issuance of common stock,
  net of issuance costs...    1,500,000     15,000        --          --     3,366,750             --         --        3,381,750
Exercise of stock
  options.................       81,875        819        --          --        66,940             --         --           67,759
Stock compensation
  expense.................           --         --        --          --         2,335             --         --            2,335
                            -----------   --------   -------   ---------   -----------   ------------    -------     ------------
Balance at December 31,
  2002....................   17,003,792    170,038        --          --    58,177,153    (41,977,197)        --       16,369,994
Comprehensive loss:
  Net loss................           --         --        --          --            --     (2,166,788)        --       (2,166,788)
                                                                                                                     ------------
Total comprehensive
  loss....................                                                                                             (2,166,788)
                                                                                                                     ------------
Exercise of stock
  options.................      179,500      1,795        --          --       141,639             --         --          143,434
Exercise of stock
  warrants................        4,073         41        --          --           (41)            --         --               --
Purchase of treasury
  stock...................     (195,075)        --   195,075    (331,525)           --             --         --         (331,525)
                            -----------   --------   -------   ---------   -----------   ------------    -------     ------------
Balance at December 31,
  2003....................   16,992,290   $171,874   195,075   $(331,525)  $58,318,751   $(44,143,985)   $    --     $ 14,015,115
                            ===========   ========   =======   =========   ===========   ============    =======     ============

          See accompanying notes to consolidated financial statements.

                               EDGAR ONLINE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          2003           2002          2001
                                                       -----------   ------------   -----------
Cash flow from operating activities:
  Net loss...........................................  $(2,166,788)  $(11,042,260)  $(6,788,311)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Stock compensation expense......................           --          2,335        10,000
     Depreciation....................................      816,206      1,143,227     1,248,924
     Disposal of fixed assets included in
       restructuring.................................           --             --       219,134
     Loss on investment..............................           --             --       275,000
     Cumulative effect of change in accounting
       principle.....................................           --      9,316,884            --
     Amortization of intangibles.....................    1,686,840      1,736,840     3,518,197
     Amortization of financing costs.................       21,606         16,205            --
     Changes in assets and liabilities:
       Accounts receivable...........................      131,439        463,624       764,754
       Accounts payable and accrued expenses.........     (208,516)      (409,355)      (92,351)
       Accrued interest..............................      (23,354)       (25,917)           --
       Other long term payables......................      102,972             --            --
       Deferred revenues.............................      296,115        350,679       427,306
       Income tax receivable.........................           --             --       901,478
       Other, net....................................       17,550         13,776      (419,646)
                                                       -----------   ------------   -----------
       Total adjustments.............................    2,840,858     12,608,298     6,852,796
                                                       -----------   ------------   -----------
          Net cash provided by operating
            activities...............................      674,070      1,566,038        64,485
                                                       -----------   ------------   -----------
Cash flow from investing activities:
  Sale of available-for-sale investments.............           --             --     1,500,000
  Capital expenditures...............................     (600,154)      (317,793)     (598,832)
  Cash portion of purchase price of business
     combinations....................................           --             --      (804,075)
                                                       -----------   ------------   -----------
          Net cash (used in) provided by investing
            activities...............................     (600,154)      (317,793)       97,093
                                                       -----------   ------------   -----------
Cash flow from financing activities:
  Proceeds from issuance of common stock.............           --      3,381,750     1,250,000
  Proceeds from exercise of stock options and
     warrants........................................      143,434         67,759         3,250
  Financing costs....................................           --        (37,811)           --
  Principal payments on notes payable................   (1,900,000)    (2,546,000)     (161,785)
  Principal payments on capital lease obligations....       (7,425)       (24,524)      (76,339)
                                                       -----------   ------------   -----------
          Net cash (used in) provided by financing
            activities...............................   (1,763,991)       841,174     1,015,126
                                                       -----------   ------------   -----------
          Net (decrease) increase in cash and cash
            equivalent...............................   (1,690,075)     2,089,419     1,176,704
Cash and cash equivalents at beginning of year.......    5,549,934      3,460,515     2,283,811
                                                       -----------   ------------   -----------
Cash and cash equivalents at end of year.............  $ 3,859,859   $  5,549,934   $ 3,460,515
                                                       ===========   ============   ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest.............................  $   206,033   $    301,461   $   498,318
Equipment acquired under capital lease...............  $        --   $         --   $    32,170

          See accompanying notes to consolidated financial statements.

                               EDGAR ONLINE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  DESCRIPTION OF BUSINESS

     EDGAR Online, Inc. ("EDGAR Online" or the "Company"), formerly Cybernet Data Systems, Inc., was incorporated in the State of Delaware in November 1995 and launched its EDGAR Online Web site in January 1996. EDGAR Online is a financial and business information company specializing in providing information contained in U.S. Securities and Exchange Commission (the "SEC") filings in an easy-to-use, searchable and functional format. The Company sells to the corporate market and to individual investors through paid subscriptions and license agreements.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) REVENUE RECOGNITION

     The Company derives revenues from four primary sources: seat-based subscriptions to our Web services, contracts with corporate customers for customized data, sale of our technical services to construct and/or operate the technical systems our customers use to integrate our data and data from other sources into their products and services, and advertising and other e-commerce based revenues. Revenue from seat-based subscriptions is recognized ratably over the subscription period, which is typically three or twelve months. Revenue from data sales is recognized over the term of the contract or, in the case of certain up-front fees, over the estimated customer relationship period. Revenue from technical services, consisting primarily of time and materials based contracts, is recognized in the period services are rendered. Advertising and e-commerce revenue is recognized as the services are provided.

     Revenue is recognized provided acceptance, and delivery if applicable, has occurred, collection of the resulting receivable is probable and no significant obligations remain. If amounts are received in advance of the services being performed, the amounts are recorded and presented as deferred revenues.

  (b) BARTER TRANSACTIONS

     Barter advertising revenue relates to advertising placed on the Company's Web site by other Internet companies in exchange for the Company's advertising placed on their Web sites. Barter expenses reflect the expense offset to barter revenue. The amount of barter advertising revenue and expense is recorded at the estimated fair value of the services received or the services provided, whichever is more objectively determinable, in the month that banners are exchanged. The Company applies the provisions of EITF 99-17, "Accounting for Advertising Barter Transactions" and, accordingly, recognizes barter revenues only to the extent that the Company has similar cash transactions within a period not to exceed six months prior to the date of the barter transaction. Barter revenues and expenses totaled $137,239, $308,942, and $643,724 in the years ended December 31, 2003, 2002, and 2001, respectively.

  (c) WEB SITE DEVELOPMENT COSTS

     In accordance with Emerging Task Force Issue No. 2000-2, Accounting for Web Site Development Costs, and Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1), the Company capitalizes certain Web site costs for computer software developed or obtained for internal use. Capitalized software development costs totaled $589,020, and $533,098 at December 31, 2003 and 2002, respectively, and are being amortized over their estimated useful life of three years. Related amortization expense totaled $62,484, $167,389, and $170,726, in the years ended December 31, 2003, 2002, and 2001, respectively.

  (d) CASH AND CASH EQUIVALENTS

     The Company considers cash and all highly liquid investments with original maturities of ninety days or less to be cash and cash equivalents.

                               EDGAR ONLINE, INC.

  (e) ACCOUNTS RECEIVABLE AND CREDIT POLICIES

     The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness, and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

  (f) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the leases, whichever is shorter.

  (g) LONG-LIVED ASSETS

     Long-lived assets, other than goodwill, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

     Other intangible assets continue to be amortized over their estimated useful lives. The Company has reassessed the estimated useful lives of its intangible assets, which consist of accumulated know-how and customer based intangibles, and no changes have been deemed necessary.

  (h) GOODWILL

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective for fiscal years beginning after December 15, 2001. Under the new standards, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS 142.

     The Company estimates fair value of its reporting units in accordance with the new standard and compares these valuations with the respective book values for each of the reporting units to determine whether any goodwill impairment exists.

     The goodwill is substantially related to the acquisition of Financial Insight Systems, Inc. in October 2000. In determining fair value, the Company considers past, present and future expectations of performance. As required by SFAS 142, the Company completes goodwill impairment tests at least annually as of December 31 each year. The Company completed the annual test and determined that there was no impairment of goodwill as of December 31, 2003.

  (i) ADVERTISING EXPENSES

     The Company expenses advertising costs as incurred. Advertising expenses were $83,243, $94,677, and $124,208, for the years ended December 31, 2003, 2002 and 2001, respectively.

  (j) INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are

                               EDGAR ONLINE, INC.

measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  (k) STOCK-BASED TRANSACTIONS

     The Company accounts for stock-based transactions in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). In accordance with SFAS 123, the Company has elected to measure stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees" (APB
25), and comply with the disclosure provisions of SFAS 123. Under APB 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the exercise price.

     Had the Company determined compensation expense based on the fair value of the option on the grant date under SFAS 123, the Company's results of operations for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

                                                  2003           2002          2001
                                               -----------   ------------   -----------
Net loss -- as reported......................  $(2,166,788)  $(11,042,260)  $(6,788,311)
Compensation expense related to options --
  Fair value method..........................   (1,471,236)    (2,364,898)   (2,543,088)
                                               -----------   ------------   -----------
  Net loss -- pro forma......................  $(3,638,024)  $(13,407,158)  $(9,331,399)
                                               ===========   ============   ===========
Basic and diluted net loss per share -- as
  reported...................................  $     (0.13)  $      (0.65)  $     (0.46)
Basic and diluted net loss per share -- pro
  forma......................................  $     (0.21)  $      (0.79)  $     (0.63)

     The fair value of the options granted to employees in 2003, 2002 and 2001 as calculated under SFAS 123, ranged from $0.80 to $1.38, $1.75 to $2.96 and $1.08 to $3.37, respectively, with a weighted average fair value of $0.94, $2.81 and $1.80, respectively. The following assumptions were used in the calculations:

                                                2003          2002          2001
                                             -----------   -----------   -----------
Risk free interest rate....................  3.80%-4.35%   1.56%-3.54%   3.25%-4.97%
Expected life..............................   10 years      10 years      10 years
Expected dividend yield....................      0%            0%            0%
Average volatility.........................      94%          104%          142%

  (l) CONCENTRATION OF RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of accounts receivable. The most significant concentration of credit risk relates to NASDAQ, which comprised 1% and 24% of the Company's total gross receivable balance at December 31, 2003 and 2002, respectively. No other customer accounted for more than 10% of accounts receivable at December 31, 2003 or 2002.

     NASDAQ comprised 28%, 34%, and 38% of the Company's total revenue during 2003, 2002 and 2001, respectively. The Company's other customers are geographically dispersed throughout the United States with no one customer accounting for more than 10% of revenues during 2003, 2002, or 2001. In addition, the Company has not experienced any significant credit losses to date from any one customer.

                               EDGAR ONLINE, INC.

     The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities at December 31, 2003 and 2002, approximate their financial statement carrying value because of the immediate or short-term maturity of these instruments. The fair values of the Company's long-term obligations are discussed in notes 9 and 13.

  (m) LOSS PER SHARE

     Basic earnings per share excludes dilution for common stock equivalents and is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects, in periods in which they have a dilutive effect, the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted and resulted in the issuance of common stock.

     Diluted loss per share is the same as basic loss per share amounts, as the outstanding stock options and warrants are anti-dilutive for each of the periods presented. Anti-dilutive securities outstanding were 3,347,660, 3,124,643, and 2,805,010, for the years ended December 31, 2003, 2002 and 2001 respectively.

  (n) BUSINESS SEGMENTS

     In June 1997, the FASB issued SFAS No. 131,"Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable business segments as management does not manage its operations by the different product and service offerings, but instead views the Company as one operating segment when making business decisions, with one operating decision making group.

  (o) COMPREHENSIVE INCOME (LOSS)

     The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) during 1998. SFAS 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive loss is comprised of net income and unrealized gains and losses on marketable securities. Comprehensive loss is presented within the statement of changes in stockholders' equity.

  (p) USE OF ESTIMATES IN FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates embedded in the consolidated financial statements for the periods presented include the allowance for doubtful accounts, fair values and useful lives of goodwill and other intangible assets, and the length of certain customer relationships. Actual results could differ from those estimates.

  (q) RECENT ACCOUNTING PRONOUNCEMENTS

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS
150). SFAS 150 provides guidance on how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This

                               EDGAR ONLINE, INC.

statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement will not have a material impact on the Company's financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, is not anticipated to have a material impact on the Company's financial position or results of operations.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.


     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" and in December 2003, a revised interpretation was issued (FIN No. 46). In general, a variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is designated as the primary beneficiary. Application of FIN 46 is required in financial statements of public entities that have interest in structures that are commonly referred to as special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs (i.e., non-SPEs) is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the Company's financial position or results of operations.


     In November 2002, the FASB reached a consensus regarding EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The guidance provided by EITF 00-21 is effective for contracts entered into on or after July 1, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial position or results of operations.

(3)  ACQUISITIONS

     On October 30, 2000, the Company acquired all the outstanding equity of Financial Insight Systems, Inc. ("FIS"), pursuant to the terms and conditions of an agreement and plan of merger dated October 18, 2000 for $28,148,575. The purchase price included (1) the issuance of 2,450,000 restricted shares of EDGAR Online common stock valued at $9,579,500, (2) the payment of $17,765,000 consisting of (i) a cash payment of $11,765,000 and (ii) a series of two year 7.5% senior subordinated secured promissory notes in the total principal amount of $6,000,000 (see note 9 for subsequent modification of these notes) and (3) $804,075 for the payment of fees and acquisition related expenses which were paid in 2001.

     The aggregate purchase price of $28,148,575 has been allocated to the purchased assets and liabilities based on their relative fair market values at the date of acquisition. The excess purchase price over the estimated fair value of the tangible assets acquired has been allocated as follows: (1) $9,124,338 to

                               EDGAR ONLINE, INC.

accumulated know how with an estimated useful life of 10 years, (2) $4,044,645 to customer based intangibles with an estimated useful life of 12 years, (3) $4,194,264 to accumulated work force with an estimated useful life of 5 years and (4) $8,796,406 to goodwill with an estimated useful life of 12 years. Since the acquisition was a tax-free transaction, the $17,363,247 allocated to identifiable intangible assets created a book tax difference for which a corresponding deferred tax liability of $6,945,299 was established at the acquisition date. In addition, at the date of acquisition, the Company had net deferred tax assets of approximately $6,120,373 for which a valuation allowance of like amount had been recorded. The establishment of the FIS deferred tax liability eliminated the need for substantially all of the valuation allowance on the Company's deferred tax assets and resulted in a purchase accounting adjustment to reduce the Company's valuation allowance by the amount of the FIS deferred tax liability. This purchase accounting adjustment was recorded in 2001 when the valuation of the intangible assets acquired was finalized. The recognition of the FIS deferred tax liability and the reduction in the Company's valuation allowance increased and decreased goodwill by a like amount. See note 4 for a discussion of subsequent intangible asset impairment. The Company has treated this acquisition as a tax-free reorganization. The Company may be contingently liable for taxes associated with such acquisitions. In the event the tax-free nature of this transaction is successfully challenged, there may be a material adverse impact to the Company's financial position and results of operations. Management does not currently believe an unfavorable outcome to be probable or the resulting impact to be estimable. Accordingly, no provision has been made in connection with this contingency in the consolidated financial statements as of December 31, 2003.

     On September 10, 1999, the Company acquired Partes Corporation (Partes), owner of the FreeEDGAR.com website. Under the terms of the agreement, the Company purchased all of the outstanding equity of Partes for $9,901,054. The purchase price included (1) the issuance of 908,877 shares of EDGAR Online common stock valued at $7,804,981, (2) the issuance of 75,039 EDGAR Online stock options and warrants, with a fair value of $259,176, in exchange for all outstanding Partes stock options, (3) the assumption of net liabilities totaling $847,786 and (4) $989,111 in fees and acquisition related expenses. Subsequent to the acquisition, the Company repaid Partes bank indebtedness of $919,879.

     The aggregate purchase price of $9,901,054 has been allocated to the purchased assets and liabilities based on their relative fair market value on the date of acquisition. The excess purchase price over the estimated fair value of the tangible net liabilities acquired has been allocated as follows: (1) $2,496,246 to customer lists with an estimated useful life of 5 years, (2) $3,155,966 to technology with an estimated useful life of 5 years, (3) $699,280 to established workforce with a useful life of 3 years and (4) $3,549,562 to goodwill with an estimated useful life of 6 years. Since the acquisition was a tax-free transaction, the $6,351,492 allocated to identifiable intangible assets created a book-tax basis difference for which a corresponding deferred tax liability of $2,540,000 was established at the acquisition date. In addition, at the date of acquisition, the Company had net deferred tax assets of approximately $4,719,592 for which a valuation allowance of like amount had been recorded. The establishment of the FreeEDGAR tax liability eliminated the need for substantially all of the valuation allowance on the Company's deferred tax assets and resulted in a purchase accounting adjustment to reduce the Company's valuation allowance by the amount of the FreeEDGAR deferred tax liability. The recognition of the FreeEDGAR deferred tax liability and the reduction in the Company's valuation allowance increased and decreased goodwill by a like amount.

     The acquisitions were accounted for under the purchase method of accounting and accordingly the estimated fair value of FIS' and Partes' assets and liabilities and the operating results of FIS and Partes from the effective dates of the acquisition have been included in the accompanying consolidated financial statements.

                               EDGAR ONLINE, INC.

(4)  GOODWILL AND OTHER INTANGIBLES

     The Company adopted SFAS 142 effective January 1, 2002. The adoption of this accounting standard required that assembled workforce with a net book value of approximately $3,400,000 as of January 1, 2002 be subsumed into goodwill and also eliminated the amortization of goodwill commencing January 1, 2002. SFAS 142 also required the Company to perform a transitional assessment by June 30, 2002, to determine whether there was an impairment of goodwill. To perform this assessment, the Company, assisted by an independent valuation firm, compared the fair value of the FIS reporting unitto the carrying amount of the related net assets. This assessment indicated that goodwill associated with the FIS acquisition was impaired as of January 1, 2002. Accordingly, the Company recognized an approximately $9.3 million non-cash charge, recorded as of January 1, 2002, as the cumulative effect of a change in accounting principle for the write-down of goodwill to its fair value. The impaired goodwill was not deductible for tax purposes, and as a result, no tax benefit has been recorded in relation to the change.

     SFAS 142 also requires goodwill to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has elected to perform its annual tests for indications of goodwill impairment as of December 31 of each year. The Company, assisted by an independent valuation firm, determined that there is no further impairment at December 31, 2002 and 2003 and there was no change in the carrying amount of goodwill. Subsequent reviews may result in future periodic impairments that could have a material adverse effect on the results of operations in the period recognized.

     The following table reflects the reconciliation of reported loss before cumulative effect of change in accounting principle in total and per share to amounts adjusted for the exclusion of goodwill amortization for the prior periods:

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                   2003          2002          2001
                                                -----------   -----------   -----------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE
Reported loss.................................  $(2,166,788)  $(1,725,376)  $(6,788,311)
Goodwill amortization.........................           --            --     1,607,949
                                                -----------   -----------   -----------
Adjusted loss.................................  $(2,166,788)  $(1,725,376)  $(5,180,362)
                                                ===========   ===========   ===========
PER SHARE OF COMMON STOCK -- BASIC AND DILUTED
Reported loss.................................  $     (0.13)  $     (0.10)  $     (0.46)
Goodwill amortization.........................           --            --          0.11
                                                -----------   -----------   -----------
Adjusted loss.................................  $     (0.13)  $     (0.10)  $     (0.35)
                                                ===========   ===========   ===========

                                         DECEMBER 31, 2003            DECEMBER 31, 2002
                                     --------------------------   --------------------------
                                                   ACCUMULATED                  ACCUMULATED
                                        COST       AMORTIZATION      COST       AMORTIZATION
                                     -----------   ------------   -----------   ------------
Other intangible assets:
Accumulated know-how...............  $ 9,460,414    $3,067,572    $ 9,460,414    $1,918,321
Customer based intangibles.........    4,495,522     1,423,763      4,495,522       902,841
                                     -----------    ----------    -----------    ----------
                                     $13,955,936    $4,491,335    $13,955,936    $2,821,162
                                     ===========    ==========    ===========    ==========

     The weighted average useful life of accumulated know-how and customer based intangibles is 9.5 years and 10.9 years, respectively. Amortization of other intangible assets for both of the years ended December 31,

                               EDGAR ONLINE, INC.

2003 and December 31, 2002 was $1,670,173. The annual amortization expense expected for the year ended December 31, 2004 is $1,528,796. The annual amortization expense expected for each of the years ended December 31, 2005 through 2009 is $1,246,043.

(5)  IMPAIRMENTS OF LONG-LIVED ASSETS

     The Company's management performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on long-lived assets when impairment indicators are present. Where impairment indicators were identified, management determined the amount of the impairment charge by comparing the carrying value of long-lived assets to their fair value.

     During the second quarter of 2001, the Company recorded a $275,000 loss on investment related to an equity investment made in 2000. This investment was accounted for under the cost method. The company in which the investment was made had lower than expected financial results over the previous several quarters as compared to those forecasted at the time of the investment and these results were not expected to improve in the foreseeable future. As a result, the carrying amount has been reduced to $0.

     Among other factors, when assessing evidence of impairment, management considers the proximity of its original investment to the date of evaluation, the Company's commitments to provide ongoing financing, and the expectations at the time of investment of operating results to be achieved. Where impairment indicators are identified, management determines the amount of any impairment charge by comparing the carrying value of the investment and other intangible assets to their fair value. The Company's monitoring process will continue on a prospective basis and the impairment factors evaluated by management may change in subsequent periods given that the Company operates in a volatile business environment. This could result in material impairment charges in future periods.

(6)  RESTRUCTURING AND SEVERANCE COSTS

     In the first quarter of 2003, the Company effected a 17% workforce reduction (16 employees) in response to an expected decline in revenues beginning in the second half of 2003. All terminated employees were notified prior to March 31, 2003. In addition, the Company negotiated payments under a Separation and Release Agreement with the Company's former President and Chief Operating Officer which released him from any further obligations to perform services as an employee of the Company. The Company accrued $783,600 of severance costs related to these actions in addition to $157,511 previously recorded amounts due to the former President and Chief Operating Officer. The Company has paid $587,058 through December 31, 2003. At December 31, 2003, $251,081 of the remaining obligations are included in accrued expenses and $102,972 are included in long-term payables. The Company does not expect to incur additional costs in relation to these actions.

     In 2001, the Company closed the Kirkland, WA office. The office closing completed the Company's consolidation of its technical operations. During the second quarter of 2001, the Company recorded a $912,000 pre-tax charge which is included in operating expenses in the consolidated statement of operations. These restructuring costs included employment termination charges for 14 employees, 11 of whom were discharged. In September 2001, the Company incurred $84,000 of additional severance costs related to restructuring at FIS. These restructuring costs included employment termination charges for 12 employees, all of whom were

                               EDGAR ONLINE, INC.

discharged. In 2002, the Company negotiated contract terminations, thereby eliminating $182,000 of obligations. These costs include the following:

                                                            2001 ACTIVITY           REMAINING
                                              TOTAL     ---------------------     OBLIGATION AT
                                              COSTS       CASH      NON-CASH    DECEMBER 31, 2001
                                             --------   ---------   ---------   -----------------
Write down of fixed assets.................  $234,243   $      --   $(234,243)      $     --
Non-recoverable lease payments.............   170,487     (61,352)    (11,853)        97,282
Non-cancelable service contracts...........   187,930     (95,292)     89,030        181,668
Employment termination payments............   319,299    (236,799)    (54,500)        28,000
Employment termination payments -- FIS.....    83,523     (83,523)         --             --
                                             --------   ---------   ---------       --------
Total restructuring costs..................  $995,482   $(476,966)  $(211,566)      $306,950
                                             ========   =========   =========       ========

                                  2002 ACTIVITY           REMAINING         2003         REMAINING
                              ---------------------     OBLIGATION AT     ACTIVITY     OBLIGATION AT
                                CASH      NON-CASH    DECEMBER 31, 2002     CASH     DECEMBER 31, 2003
                              ---------   ---------   -----------------   --------   -----------------
Write down of fixed
  assets....................  $      --   $      --        $   --         $    --          $  --
Non-recoverable lease
  payments..................    (72,059)    (20,570)        4,653          (4,653)            --
Non-cancelable service
  contracts.................     (8,961)   (172,707)           --              --             --
Employment termination
  payments..................    (38,848)     10,848            --              --             --
Employment termination
  payments -- FIS...........         --          --            --              --             --
                              ---------   ---------        ------         -------          -----
Total restructuring costs...  $(119,868)  $(182,429)       $4,653         $(4,653)         $  --
                              =========   =========        ======         =======          =====

     All restructuring obligations related to the Kirkland, Washington closing are included in accrued expenses at December 31, 2002.

(7)  PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 2003 and 2002 is summarized as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                2003          2002
                                                             -----------   -----------
Equipment..................................................  $ 4,382,743   $ 4,029,316
Furniture and fixtures.....................................      395,733       395,733
Purchased software.........................................      580,489       545,886
Software development costs.................................      589,019       533,098
Leasehold improvements.....................................      384,971       228,367
Automobiles................................................           --         6,000
                                                             -----------   -----------
Subtotal...................................................    6,332,955     5,738,400
Less accumulated depreciation..............................   (4,855,671)   (4,045,066)
                                                             -----------   -----------
Total......................................................  $ 1,477,284   $ 1,693,334
                                                             ===========   ===========

     Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $816,206, $1,143,227 and $1,248,924, respectively.

                               EDGAR ONLINE, INC.

     At December 31, 2002, the Company had $32,170 of equipment under capital leases included in furniture and fixtures. This lease was fully paid in 2003. Related accumulated amortization totaled $11,700 and $7,108 at December 31, 2003 and 2002, respectively. Amortization of these assets recorded under capital leases is included in depreciation expense.

(8)  ACCRUED EXPENSES

     Accrued expenses consist of the following at December 31, 2003 and 2002:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
Compensation and related benefits...........................  $408,770   $462,090
Professional fees...........................................    38,671    272,282
Restructuring and severance costs...........................   251,081      4,653
Other.......................................................     2,167     10,201
                                                              --------   --------
Total.......................................................  $700,689   $749,226
                                                              ========   ========

(9)  NOTES PAYABLE

     Notes payable consist of the following at December 31, 2003 and 2002:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
Promissory notes............................................  $1,900,000   $3,800,000
Line of credit..............................................          --           --
Loan restructuring costs....................................          --      (21,606)
                                                              ----------   ----------
  Total notes payable.......................................   1,900,000    3,778,394
Less:
  Current portion...........................................   1,900,000    1,900,000
                                                              ----------   ----------
Notes payable, long-term....................................  $       --   $1,878,394
                                                              ==========   ==========

     In connection with the FIS acquisition, the Company issued a series of two-year senior subordinated secured promissory notes with a total principal amount of $6,000,000. Interest accrues at 7.5% annually and is payable quarterly in arrears on January 27, April 27, July 27 and October 27. Interest expense for the years ended December 31, 2003, 2002 and 2001 was $182,480, $342,541 and
$450,000, respectively. On March 21, 2002, the Company concluded negotiations to extend the maturity date of certain of the FIS Notes. The holders of $5,700,000 in principal amount of FIS Notes agreed to amend and restate their notes to provide for the following schedule of principal payments: $1,900,000 which was made on April 1, 2002, $1,900,000 which was made on April 1, 2003 and $1,900,000 which was made on January 2, 2004. Interest will remain at 7.5% and will be payable according to the original terms. The Company deferred $37,811 of costs associated with the note restructuring. Amortization of these costs totaled $21,606 and $16,205 in 2003 and 2002, respectively. The holder of $300,000 of the FIS notes that did not participate in the negotiations was repaid in 2002. The fair value of the senior subordinated secured promissory notes at December 31, 2003 was estimated at approximately $1,900,000 based on the amount of future cash flows associated with the notes, discounted using an appropriate interest rate.

     In October 1998, FIS entered into an agreement with a bank for a $200,000 line of credit. This agreement was increased in April 2000 to $500,000. At December 31, 2003 and 2002, no balance was outstanding under

                               EDGAR ONLINE, INC.

the facility and this line of credit is no longer available to the Company. Related interest expense for the years ended December 31, 2003, 2002 and 2001 was $0, $2,977 and $36,094, respectively.

     Total interest expense and other financing charges for the years ended December 31, 2003, 2002 and 2001, were $187,674, $351,806, and $497,450, respectively.

(10)  INCOME TAXES

     Since its inception, the Company has incurred net operating losses and has incurred no federal or state income tax expense. At December 31, 2003, the Company has approximately $19 million in federal net operating losses, which will expire between 2012 and 2023, and approximately $17 million of state net operating loss carry forwards, which will expire between 2003 and 2021.

     As discussed in note 3, the Company allocated $17,363,247 of the FIS purchase price to identifiable intangible assets creating a book-tax difference for which a corresponding deferred tax liability of $6,945,299 was established at the acquisition date. In addition, at the date of acquisition, the Company had deferred tax assets of approximately $6,120,373 for which a valuation allowance of a like amount had been recorded. The establishment of the FIS deferred tax liability eliminated the need for the valuation allowance on the Company's net deferred tax assets and resulted in a purchase accounting adjustment to reduce the Company's valuation allowance. The federal and state deferred tax provision for the years ended December 31, 2003, 2002 and 2001 includes a tax benefit of approximately $498,000, $1,916,000, and $789,000, respectively, representing the decrease in FIS' deferred tax liability as a result of the amortization and impairment write-off of the FIS intangible assets offset by a like amount of expense to increase the valuation allowance necessitated by the decrease in the FIS deferred tax liability.

     As discussed in note 3, the Company allocated $6,351,492 of the FreeEDGAR purchase price to identifiable intangible assets creating a book-tax difference for which a corresponding deferred tax liability of $2,540,000 was established at the acquisition date. In addition, at the date of acquisition, the Company had deferred tax assets of approximately $4,719,592 for which a valuation allowance of a like amount had been recorded. The establishment of the FreeEDGAR deferred tax liability eliminated the need for $2,540,000 of the Company's valuation allowance. The federal and state deferred tax provision for the years ended December 31, 2003, 2002 and 2001 includes a tax benefit of approximately $170,000, $174,000 and $207,000, respectively, representing the decrease in the FreeEDGAR deferred tax liability as a result of the amortization and impairment write-off of the FreeEDGAR intangible assets offset by a like amount of expense to increase the valuation allowance necessitated by the decrease in the FreeEDGAR deferred tax liability.

     The Company's tax provision differed from the amount computed using the federal statutory rate of 34% in 2003, 34% in 2002, and 35% in 2001:

                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                   2003         2002          2001
                                                 ---------   -----------   -----------
Expected federal income tax benefit............  $(736,708)  $(3,754,368)  $(2,361,639)
State taxes, net of federal effect.............    (24,300)      (20,896)      (86,094)
Amort. and write-off of non-deductible
  intangibles..................................         --     2,045,633       363,833
Other permanent differences....................      8,866       (82,394)     (162,330)
Federal valuation allowance....................    752,142     1,812,025     2,246,230
                                                 ---------   -----------   -----------
                                                 $       0   $         0   $         0
                                                 =========   ===========   ===========

                               EDGAR ONLINE, INC.

     The Company's deferred tax assets and liabilities and related valuation allowance as of December 31, 2003 and 2002 are as follows:

                                                                2003          2002
                                                             -----------   -----------
Deferred tax assets:
  Net operating loss carry forwards........................  $ 7,831,244   $ 9,080,834
  Accruals and other, net..................................      128,621       293,894
  Stock compensation expense...............................      465,200       479,648
                                                             -----------   -----------
Total deferred tax assets..................................    8,425,065     9,854,376
Federal and state valuation allowance......................   (4,592,450)   (5,353,692)
                                                             -----------   -----------
Net deferred tax assets....................................  $ 3,832,615   $ 4,500,684
                                                             ===========   ===========
Deferred tax liabilities:
  Identifiable intangibles.................................  $(3,832,615)  $(4,500,684)
                                                             ===========   ===========

     Realization of the net operating loss carry forward and other future deductible differences is dependent on the Company being able to generate sufficient taxable income prior to the expiration of the operating loss carry forwards. Due to the Company's short operating history, a valuation allowance has been recorded for the entire amount of the net deferred tax asset as the Company has concluded that it is not more likely than not that there will be future taxable income sufficient to realize the future taxable temporary differences and operating loss carry forwards prior to their expiration.

     Under Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of net operating loss carry forwards may be limited under the change in stock ownership rules. The Company has not yet determined whether such an ownership change has occurred.

(11)  STOCKHOLDERS' EQUITY

COMMON STOCK

     In January 2002, the Company completed a private sale of 2,000,000 shares of common stock at a purchase price of $2.50 and 400,000 four-year warrants at an exercise price of $2.875 per share to certain institutional investors which resulted in gross proceeds of $5,000,000. 500,000 shares and 100,000 warrants were sold prior to December 31, 2001, and the remaining 1,500,000 shares and 300,000 warrants were sold on January 8, 2002. In connection with the 2002 transaction, the Company paid a transaction fee to Atlas Capital Services, LLC equal to 4.625% of the gross proceeds and issued Atlas a four-year warrant to purchase 40,000 shares of Common Stock at an exercise price of $2.50 per share. Total proceeds from the 2002 sale, net of issuance costs, were $3,381,750.

STOCK WARRANTS

     Since its inception, the Company has issued warrants to purchase Company common stock in return for various services rendered or in connection with certain debt and equity financings.

                               EDGAR ONLINE, INC.

     Warrant activity during the periods indicated is as follows:

                                                             NUMBER OF   WEIGHTED AVERAGE
                                                             WARRANTS     EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at December 31, 2000...........................   351,299         $8.68
Issued.....................................................   100,000         $2.88
Exercised..................................................        --            --
Cancelled..................................................        --            --
                                                              -------
Outstanding at December 31, 2001...........................   451,299         $7.43
Issued.....................................................   340,000         $2.83
Exercised..................................................        --            --
Cancelled..................................................        --            --
                                                              -------
Outstanding at December 31, 2002...........................   791,299         $5.45
Issued.....................................................        --            --
Exercised..................................................   (28,800)        $1.50
Cancelled..................................................   (20,000)        $1.50
                                                              -------
Balance at December 31, 2003...............................   742,499         $5.72
                                                              =======

     The weighted average contractual life of warrants outstanding at December 31, 2003 and 2002 was 1.39 and 2.29 years, respectively.

(12)  STOCK OPTION PLANS

     In November 1998, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") whereby the Company's Board of Directors may grant stock options to officers, employees, directors and consultants. The 1996 Plan authorizes the issuance of options to purchase up to 800,000 shares of the Company's common stock. Options granted may be either incentive stock options (ISOs) or non-qualified stock options. The exercise price and vesting schedule of the options are established on the grant date. However, the established exercise price for ISOs may not be less than the fair market value of the Company's common stock on the grant date. The 1996 Plan also provides that no options will have a term of longer than ten years.

     On March 25, 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan") and the 1999 Outside Directors Stock Option Plan (the "1999 Directors Plan"). The 1999 Plan originally authorized the issuance of options to purchase up to 600,000 shares of the Company's common stock under the same provisions as the 1996 Plan. At the Annual Shareholder Meetings held on August 1, 2002, 2001 and August 1, 2000, the Plan was amended to increase the number of shares available for grant by 500,000, 500,000 and 800,000, respectively. As of December 31, 2003, 2,400,000 options are authorized under the 1999 Plan. The 1999 Directors Plan authorizes the issuance of options to purchase up to 100,000 shares of the Company's common stock.

                               EDGAR ONLINE, INC.

     Option activity for the 1996 Plan, the 1999 Plan and the 1999 Directors Plan during the periods indicated is as follows:

                                                            NUMBER OF   WEIGHTED AVERAGE
                                                             OPTIONS      OPTION PRICE
                                                            ---------   ----------------
Outstanding at December 31, 2000..........................  1,548,806        $4.10
Issued....................................................  1,016,050        $1.86
Exercised.................................................    (13,000)       $2.56
Cancelled.................................................   (198,145)       $4.00
                                                            ---------
Outstanding at December 31, 2001..........................  2,353,711        $3.16
Issued....................................................    423,775        $3.13
Exercised.................................................    (81,875)       $0.83
Cancelled.................................................   (362,267)       $4.05
                                                            ---------
Outstanding at December 31, 2002..........................  2,333,344        $3.09
Issued....................................................    725,550        $1.06
Exercised.................................................   (179,500)       $0.80
Cancelled.................................................   (274,233)       $3.91
                                                            ---------
Balance at December 31, 2003..............................  2,605,161        $2.60
                                                            =========

     The Company recorded $0, $2,355, and $10,000 of compensation expense in the years ended December 31, 2003, 2002 and 2001, respectively, calculated as the difference between the exercise price and the estimated fair value of stock options at the grant date, allocated over the vesting periods of the related options. These amounts have been included within sales and marketing expenses.

     Options outstanding and exercisable at December 31, 2003 are as follows:

                              OPTIONS OUTSTANDING

                                                           WEIGHTED AVERAGE
                                               NUMBER         REMAINING       WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE                      OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE
-----------------------                      -----------   ----------------   ----------------
$ 0.25 to  2.50............................   1,259,308          7.61              $ 0.95
  2.51 to  5.00............................   1,166,804          6.81                3.43
  5.01 to 10.00............................     179,000          5.99                8.88
 20.01 to 25.00............................          49          4.67               21.98
                                              ---------
  0.25 to 25.00............................   2,605,161          7.14              $ 2.60
                                              =========

                              OPTIONS EXERCISABLE

                                                              NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE                                     EXERCISABLE    EXERCISE PRICE
-----------------------                                     -----------   ----------------
$ 0.25 to  2.50...........................................     544,525         $ 0.76
  2.51 to  5.00...........................................     863,787           3.56
  5.01 to 10.00...........................................     179,000           8.88
 20.01 to 25.00...........................................          49          21.98
                                                             ---------
  0.25 to 25.00...........................................   1,587,361         $ 3.20
                                                             =========

                               EDGAR ONLINE, INC.

     At December 31, 2003, 508,381 options are available for grant under the Company's option plans.

(13)  COMMITMENTS AND CONTINGENCIES


     The Company leases space in Norwalk, Connecticut, New York, New York, and Rockville, Maryland, for its primary offices. Rent expense totaled $916,923, $1,061,605 and $1,243,278 for the years ended December 31, 2003, 2002 and 2001, respectively.


     Future minimum lease payments under non-cancelable operating leases as of December 31, 2003 are as follows:

YEAR ENDING DECEMBER 31,                                      OPERATING LEASES
------------------------                                      ----------------
2004........................................................     $  834,943
2005........................................................        730,363
2006........................................................        312,973
2007........................................................         56,212
                                                                 ----------
  Total.....................................................     $1,934,491
                                                                 ==========

(14)  RELATED PARTY TRANSACTIONS

     The Company provided services in the normal course of business to three shareholders in 2003, 2002 and 2001. Revenues from these related parties totaled $508,820, $633,043, and $788,281, respectively. The Company also purchased services in the normal course of business from two other shareholders in 2003 and 2002, and three in 2001, only one of which was included in the group of shareholders to whom we provided services, which totaled $195,348, $231,770, and $417,138 in 2003, 2002 and 2001, respectively.

     In January 2001, the Company loaned the sum of $400,000 to certain executives, employees and outside directors of the Company for the purpose of purchasing shares of our common stock from The Bean LLC, an entity in which Susan Strausberg, our Chief Executive Officer and Marc Strausberg, our Chairman of the Board are beneficial owners. The common stock was purchased at a price of $1.75 per share, the closing Nasdaq market price on the date of sale. The loans were evidenced by separate loan and pledge agreements with, and three-year promissory notes of, each of the borrowers. The promissory notes are full recourse and secured by the common stock purchased with the proceeds of the individual loans. At December 31, 2003, all outstanding loans to executive officers and directors have been fully satisfied.

                               EDGAR ONLINE, INC.

(15)  SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002 (in thousands, except for per share data):

                                                          FIRST    SECOND     THIRD    FOURTH
                                                         QUARTER   QUARTER   QUARTER   QUARTER
                                                         -------   -------   -------   -------
Year Ended December 31, 2003
Net revenues...........................................  $ 3,836   $ 3,994   $ 3,301   $ 3,188
Gross profit...........................................  $ 3,287   $ 3,492   $ 2,791   $ 2,770
Loss from operations...................................  $(1,063)  $    47   $  (492)  $  (525)
Net loss...............................................  $(1,116)  $    23   $  (519)  $  (555)
Net loss per share -- basic and diluted................  $ (0.07)  $  0.00   $ (0.03)  $ (0.03)
Weighted average shares outstanding -- basic and
  diluted..............................................   17,004    16,978    16,916    17,007
                                                         =======   =======   =======   =======
Year Ended December 31, 2002
Net revenues...........................................  $ 4,086   $ 4,115   $ 4,062   $ 3,908
Gross profit...........................................  $ 3,393   $ 3,420   $ 3,409   $ 3,317
Loss from operations...................................  $  (114)  $  (325)  $  (295)  $  (740)
Loss before cumulative effect of change in accounting
  principle............................................  $  (208)  $  (379)  $  (348)  $  (790)
Net loss...............................................  $  (208)  $(9,696)  $  (348)  $  (790)
Loss before cumulative effect of change in accounting
  principle per share -- basic and diluted.............  $ (0.01)  $ (0.02)  $ (0.02)  $ (0.05)
Net loss per share basic and diluted...................  $ (0.01)  $ (0.57)  $ (0.02)  $ (0.05)
Weighted average shares outstanding -- basic and
  diluted..............................................   16,789    16,956    16,984    17,002
                                                         =======   =======   =======   =======

     Loss per share data are computed independently for each of the periods presented; therefore the sum of the loss per share amounts for the quarters may not equal the total for the year.

                               EDGAR ONLINE, INC.

                          FINANCIAL STATEMENT SCHEDULE

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                   BALANCE AT   CHARGED TO   CHARGED TO                   BALANCE AT
                                   BEGINNING    COSTS AND      OTHER                        END OF
DESCRIPTION                        OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS(1)     PERIOD
-----------                        ----------   ----------   ----------   -------------   ----------
Allowance for Doubtful Accounts
  Receivable
Year ended December 31, 2001.....   $344,684     545,000       50,479       (642,654)      $297,509
Year ended December 31, 2002.....   $297,509     185,000           --       (258,162)      $224,347
Year ended December 31, 2003.....   $224,347     157,500           --       (185,806)      $196,041

---------------

(1) Write-offs of receivables.

INSIDE BACK COVER

     YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON SHARES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY OUR COMMON SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Forward Looking Statements............   12
Use of Proceeds.......................   13
Capitalization........................   14
Price Ranges of Our Common Stock......   14
Selected Consolidated Financial
  Data................................   15
Changes in Registrant's Certifying
  Accountant..........................   17
Dividend Policy.......................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operation........................   18
Quantitative and Qualitative
  Disclosures About Market Risk.......   25
Business..............................   26
Management............................   35
Certain Relationships and Related
  Party Transactions..................   42
Security Ownership of Certain
  Beneficial Owners and Management....   43
Description of Securities.............   44
Underwriting..........................   46
Legal Matters.........................   48
Experts...............................   48
Where You Can Find More Information...   49
Incorporation by Reference............   49
Index to Financial Statements.........  F-1


                                2,500,000 UNITS

                               EDGAR ONLINE, INC.

                              (EDGAR ONLINE LOGO)
                           -------------------------

                                   PROSPECTUS
                           -------------------------

                               PAULSON INVESTMENT
                                 COMPANY, INC.
                                          , 2004

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



     The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by us. Other than the SEC registration fee and the National Association of Securities Dealers, Inc. filing fees all of such expenses are estimated.



SEC registration fee........................................  $  1,917.60
NASD fee....................................................  $  2,013.50
Nasdaq National Market listing fee..........................  $ 27,500.00
Printing expenses...........................................  $ 70,000.00*
Accounting fees and expenses................................  $ 90,000.00*
Legal fees and expenses.....................................  $300,000.00*
Transfer agent and registrar fees and expenses..............  $  5,000.00
Miscellaneous...............................................  $  3,568.90*
                                                              -----------
  Total.....................................................  $500,000.00
                                                              ===========


---------------


* Estimated.



ITEM 15.  LIMITATION OF DIRECTOR LIABILITY; INDEMNIFICATION


     Our Amended and Restated Certificate of Incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. This provision does not eliminate or limit the liability of a director:

     - for breach of his or her duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions),

     - for any improper benefit, or

     - for breaches of a director's responsibilities under the Federal securities laws.

     Our Amended and Restated Certificate of Incorporation also provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons under our Amended and Restated Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.


     The Underwriting Agreement provides for reciprocal indemnification between us and our controlling persons, on the one hand, and the underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS


     The following exhibits are filed as part of this Registration Statement.


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement*
  4.4     Form of Warrant Agreement, including Form of Warrant
  4.5     Form of Representative's Warrant
  5.1     Opinion of Littman Krooks LLP
 23.1     Consent of KPMG LLP
 23.2     Consent of BDO Seidman, LLP
 23.3     Consent of Littman Krooks LLP**
 24.1     Power of Attorney (included in signature page)


---------------


*  To be filed by amendment.



** Previously filed.



ITEM 17.  UNDERTAKINGS


     A. The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) to include any additional or changed material information with respect to the plan of distribution disclosed in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended shall be deemed to be part of the registration statement as of the time it was declared effective.

          (6) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer under the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and authorized this Amendment No. 1 to be signed on its behalf by the undersigned, in the City of New York, State of New York on April 22, 2004.


                                          EDGAR ONLINE, INC.

                                          By:     /s/ SUSAN STRAUSBERG
                                            ------------------------------------
                                                     Susan Strausberg,
                                                  Chief Executive Officer


     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 22, 2004.



              SIGNATURE                                     TITLE
              ---------                                     -----

         /s/ SUSAN STRAUSBERG              President, Chief Executive Officer and
--------------------------------------                    Director
           Susan Strausberg


                  *                       Chief Financial Officer, Chief Operating
--------------------------------------              Officer and Director
              Greg Adams


                  *                          Chairman of the Board of Directors
--------------------------------------
           Marc Strausberg


                  *                                       Director
--------------------------------------
          Jonathan Bulkeley


                  *                                       Director
--------------------------------------
         Benjamin A. Burditt


                  *                                       Director
--------------------------------------
         Richard L. Feinstein


                  *                                       Director
--------------------------------------
            Morton Mackof

              SIGNATURE                                     TITLE
              ---------                                     -----


                  *                                       Director
--------------------------------------
              Mark Maged


                  *                                       Director
--------------------------------------
         Miklos A. Vasarhelyi


 *By:        /s/ SUSAN STRAUSBERG
        ------------------------------
               Susan Strausberg
               Attorney-in-fact


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